Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

SERVICE CORPORATION INTERNATIONAL,

RIO ACQUISITION CORP.

and

STEWART ENTERPRISES, INC.

Dated as of May 28, 2013

AGREEMENT AND PLAN OF MERGER, dated as of May 28, 2013 (this “Agreement”), among SERVICE CORPORATION INTERNATIONAL, a Texas corporation (“Parent”), RIO ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and STEWART ENTERPRISES, INC., a Louisiana corporation (the “Company”). Capitalized terms are defined herein and in Section 9.03.

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Louisiana Business Corporation Law (the “LBCL”) and Delaware General Corporation Law (“DGCL”), Parent, Merger Sub and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has (based on the unanimous recommendation of the special committee of the Company Board comprised of all of the members of the Company Board other than Frank B. Stewart, Jr. (“FBS”) and the chief executive officer of the Company (the “Special Committee”)), upon the terms and subject to the conditions set forth in this Agreement, (a) determined that the transactions contemplated by this Agreement, including the Merger (collectively, the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders, (b) approved and declared advisable this Agreement and the Transactions and (c) resolved to recommend the approval of this Agreement by the shareholders of the Company;

WHEREAS, the board of directors of Merger Sub has (a) approved this Agreement and declared its advisability and (b) resolved to recommend the adoption of this Agreement by the shareholder of Merger Sub;

WHEREAS, (a) the board of directors of Parent has approved this Agreement and (b) immediately following the execution of this Agreement, Parent, as the sole shareholder of Merger Sub, shall adopt this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain shareholders of the Company (the “Shareholders”) have entered into a Voting and Support Agreement, dated as of the date hereof (the “Voting Agreement”), providing that, among other things, the Shareholders will vote their shares of Company Common Stock in favor of this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the

LBCL and DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022 at 10:00 a.m. local time on a date that is no later than the third (3rd) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), unless another date or place shall be agreed to in writing by the parties hereto. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

SECTION 1.03 Effective Time. As soon as practicable on the Closing Date, the parties shall file certificates of merger (the “Certificates of Merger”) with the Secretary of State of the State of Louisiana and the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the applicable provisions of the LBCL and DGCL and the parties shall make all other filings or recordings required under the LBCL and DGCL. The Merger shall become effective at such time as the Certificates of Merger are duly filed with the Secretary of State of the State of Louisiana and the Secretary of State of the State of Delaware, or at such other time as Parent and the Company shall agree and shall specify in the Certificates of Merger in accordance with the LBCL and DGCL (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the LBCL and DGCL.

SECTION 1.05 Articles of Incorporation; By-laws. (a) At the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Law and such Articles of Incorporation.

(b) The By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by Law, the Articles of Incorporation of the Surviving Corporation and such By-laws.

SECTION 1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and the By-laws of the Surviving Corporation (and the directors of the Company shall resign as directors effective at the Effective Time), and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01 Conversion of Securities. (a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(i)	each share of Class A Common Stock (each “Class A Common Share”) and each share of Class B Common Stock (each “Class B Common Share” and in any case, each Class A Common Share or Class B Common Share, a “Share”) issued and outstanding immediately prior to the Effective Time (other than any Share to be canceled pursuant to Section 2.01(a)(ii) and any Dissenting Shares) shall be canceled and shall be converted automatically, subject to Section 2.02, into the right to receive $13.25 in cash, plus the Additional Per Share Consideration (if any), without interest (together, rounded to the nearest penny, the “Merger Consideration”), payable upon surrender, in the manner provided in Section 2.02, of the Certificate that formerly evidenced such Share, subject, however, to the Surviving Corporation’s obligation to pay any dividends declared by the Company in accordance with the terms of this Agreement with a record date prior to the Effective Time that have not been paid by the Company prior to the Effective Time;

(ii)	each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iii)	each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of Class A Common Stock, no par value per share, of the Surviving Corporation.

(b) “Additional Per Share Consideration” means, if the Closing Date occurs after the Outside Date, an amount in cash per Share, equal to (i) $0.002178 multiplied by (ii) the number of days elapsed during the Ticking Fee Period. The term “Ticking Fee Period” means, subject to Section 6.09(c), the period beginning on the calendar day following the Outside Date and ending on and including the Closing Date.

SECTION 2.02 Exchange of Certificates. (a) Prior to the Effective Time, Parent shall appoint a U.S. bank or trust company reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit of the holders of Shares (other than the holders of Company

Restricted Stock and Company Stock Options), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01 (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not include the Merger Consideration required to be paid to holders of Company Restricted Stock and Company Stock Options pursuant to Sections 2.04 and 2.05 (such cash being hereinafter referred to as the “Compensation Merger Consideration”). The Exchange Fund shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation. Any interest or other income resulting from such investments shall be paid to and be income of Parent. Except as contemplated by this Agreement, the Exchange Fund shall not be used for any other purpose. The insufficiency or diminution in value of the Exchange Fund shall not affect Parent’s obligation to pay the Merger Consideration. At the Effective Time, Parent shall, to the extent sufficient funds are not available at the Company, deposit the Compensation Merger Consideration (or funds sufficient to make up any shortfall) with the Company for the benefit of the holders of Company Restricted Stock and Company Stock Options and the Surviving Corporation shall pay the Compensation Merger Consideration through its payroll to such holders as promptly as practicable following the Effective Time.

(b) As promptly as reasonably practicable after the Effective Time, but in no event more than five (5) Business Days after the Closing Date, the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration other than holders of Company Restricted Stock pursuant to Section 2.01: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates or transfer of any uncertificated Shares (the “Uncertificated Shares”) to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates or the Uncertificated Shares pursuant to such letter of transmittal. Each holder of Shares shall be entitled to receive, upon (x) surrender to the Paying Agent of Certificates, together with a properly completed letter of transmittal, or (y) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration, without interest, payable for each Share represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration and any dividends declared by the Company in accordance with the terms of this Agreement with a record date prior to the Effective Time that have not been paid by the Company prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the applicable Merger Consideration as provided for herein. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Uncertificated Shares pursuant to the provisions of this Article II. As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall pay the applicable Compensation Merger Consideration through its payroll to each holder of Company Restricted Stock and Company Stock Options, less applicable income and employment taxes and other authorized deductions.

(c) All cash paid upon the surrender of a Certificate or transfer of an Uncertificated Share in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate or book-entry, as applicable.

(d) The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(e) Any portion of the Exchange Fund that remains undistributed to the holders of the Company Common Stock for nine (9) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Parent for the cash to which they are entitled pursuant to Section 2.01. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in respect of such lost, stolen, mutilated or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01.

SECTION 2.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by applicable Law. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the cash to which the holders thereof are entitled pursuant to Section 2.01.

SECTION 2.04 Company Stock Options. The Company shall take all actions necessary to ensure that, at the Effective Time, each outstanding option to purchase Class A Common Shares granted under the Company Equity Plans (each, a “Company Stock Option”), shall be canceled, by virtue of the Merger, except that the Company shall use its reasonable best efforts to obtain the consent of option holders under the Amended and Restated 1995 Incentive

Compensation Plan, and Parent shall, or shall cause the Surviving Corporation to, pay each holder thereof, promptly after the Effective Time, for each such canceled Company Stock Option, an amount in cash determined by multiplying (a) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Stock Option by (b) the number of Class A Common Shares such holder could have acquired pursuant to such Company Stock Option (assuming full vesting under such canceled award). As of the Effective Time, each holder of a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the cash payment (if any) under this Section 2.04, less all applicable withholding, which shall be paid pursuant to the payroll procedures of the Surviving Corporation and in accordance with Section 2.02.

SECTION 2.05 Company Restricted Stock. At the Effective Time, each share of Company restricted stock (“Company Restricted Stock”) shall vest in full, with all forfeiture and repurchase provisions applicable thereto waived by the Company. For the avoidance of doubt, holders of Company Restricted Stock shall be treated as holders of Class A Common Shares with respect to their Company Restricted Stock for all purposes hereunder, except that they shall be paid through the Surviving Corporation’s payroll in accordance with the payment procedures set forth in Section 2.02.

SECTION 2.06 Employee Stock Purchase Plan. As soon as practicable following the date hereof, the Company shall take all necessary action to suspend the Amended and Restated 2003 Stewart Enterprises, Inc. Employee Stock Purchase Plan (the “ESPP”), effective as of the end of the currently pending quarterly purchase cycle, and no new offering or purchasing periods shall be commenced.

SECTION 2.07 Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the LBCL, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who filed written objections with the Company and voted against the Merger at the Company Shareholders’ Meeting and who shall have demanded properly in writing appraisal for such Shares in accordance with 12:131 of the LBCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such shareholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of 12:131 of the LBCL, except that all Dissenting Shares held by shareholders who shall have withdrawn or lost their rights to appraisal of such Shares under 12:131 of the LBCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such Shares or transfer of Uncertificated Shares in the manner provided in Section 2.02.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the LBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the LBCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.08 Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold (and Parent shall be entitled to instruct the Paying Agent, the Company and its Subsidiaries to deduct and withhold) from the Merger Consideration, Compensation Merger Consideration, or other amounts otherwise payable pursuant to this Agreement any and all Taxes as may be required to be deducted and withheld under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. The Company and its Subsidiaries shall cooperate with Parent in coordinating the deduction and withholding of any Taxes required to be deducted and withheld by the Company or any Subsidiary under applicable Tax Law, including payroll Taxes relating to payments made in respect of Company Stock Options or Company Restricted Stock. Any Taxes deducted and withheld in accordance with this Section 2.08 shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Stock Options or Company Restricted Stock, as the case may be, in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Merger Sub; provided, however, that the Company’s representations and warranties in this Article III are qualified by reference to the disclosure (a) in the Company SEC Reports filed or furnished with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (provided that nothing disclosed in the Company SEC Reports shall be deemed to be a qualification of or modification to the representations and warranties set forth in Sections 3.03, 3.04, 3.05 and 3.24), excluding any risk factor disclosures set forth under the heading “Risk Factors” or any disclosure of risks included in any “forward looking statements’’ disclaimer, or cautionary, predictive or forward-looking in nature, or (b) set forth in the corresponding section of the Company Disclosure Schedule (with specific reference to the particular section or subsection of this Agreement to which the information in the Company Disclosure Schedule relates, it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent from the text of the disclosure made):

SECTION 3.01 Organization and Qualification; Subsidiaries. (a) The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(b) A true and complete list of all the Subsidiaries of the Company, identifying the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the outstanding capital stock or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except as set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person.

SECTION 3.02 Governing Documents. The Company has heretofore furnished to Parent a complete and correct copy of its Governing Documents, each as amended to date. Such Governing Documents are in full force and effect. Neither the Company nor any Subsidiary of the Company is in material violation of any of the provisions of its Governing Documents.

SECTION 3.03 Capitalization. (a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Class A Common Stock, no par value per share (“Class A Common Stock”), (ii) 5,000,000 shares of Class B Common Stock, no par value per share (“Class B Common Stock” and together with Class A Common Stock, “Company Common Stock”), and (iii) 5,000,000 shares of preferred stock, $1.00 par value per share (“Company Preferred Stock”). As of the date of this Agreement, (i) 82,001,111 shares of Class A Common Stock are issued and outstanding, including 926,149 shares of Company Restricted Stock, all of which are validly issued, fully paid and nonassessable, (ii) 3,555,020 shares of Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (iii) no shares of Company Common Stock are held in the treasury of the Company, (iv) no shares of Company Common Stock are held by the Subsidiaries, (v) 4,609,381 shares of Class A Common Stock are reserved for future issuance pursuant to outstanding Company Stock Options, (vi) 333,354 shares of Class A Common Stock are reserved for future issuance pursuant to the ESPP (together with the Company Restricted Stock and Company Stock Options, the “Company Stock Awards”), (vii) 22,623,400 shares of Class A Common Stock are reserved for future issuance pursuant to the outstanding Senior Convertible Notes, and (viii) 20,000,000 shares of Class A Common Stock are reserved for future issuance pursuant to the outstanding Company Warrants. As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 3.03 or the Voting Agreement, there are no (x) options, warrants, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to issue or sell any shares of capital stock of, or other equity interests in or debt securities of, the Company or any Subsidiary of the Company, (y) issued or outstanding securities, bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote or (z) equity equivalents, stock appreciation rights, phantom stock ownership interests in the Company or any of its Subsidiaries or similar rights.

(b) Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Stock Award outstanding as of the date of this Agreement: (i) the name and address of the Company Stock Award recipient; (ii) the particular plan pursuant to which such Company Stock Award was granted; (iii) the number of shares and class of Company Common Stock subject to such Company Stock Award; (iv) the exercise or purchase price of such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the applicable vesting schedule; and (vii) the date on which such Company Stock Award expires. The Company has made available to Parent accurate and complete copies of all Company Equity Plans pursuant to which the Company has granted the Company Stock Awards that are currently outstanding and the form of all stock award agreements evidencing such Company Stock Awards. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person. The vesting of all Company Stock Awards will be accelerated as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Stock Awards, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance with (x) all applicable Laws and (y) all requirements set forth in applicable Contracts.

(c) Each outstanding share of capital stock of, or other equity interests in, each Subsidiary of the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) owned by the Company or another of its wholly owned Subsidiaries free and clear of all Liens, except Permitted Liens, and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock, or other equity interests.

(d) As of the date of this Agreement, the only principal amount of outstanding Indebtedness for borrowed money of the Company and its Subsidiaries (not including intercompany amounts and capital leases) are borrowings pursuant to the Credit Documents.

SECTION 3.04 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval of this Agreement by the holders of at least two-thirds (2/3) of the voting power present at the Company Shareholders’ Meeting, if and to the extent required by applicable Law, and the filing and recordation of appropriate merger documents as required by the LBCL and DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 3.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or breach any provision of any of the Governing Documents of the Company or any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any applicable Law or Order, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any property or asset of the Company or any Subsidiary of the Company pursuant to, any Contract other than the Credit Documents, Company Warrants and related Confirmations and the Senior Notes Convertible Notes Hedges, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act and any state securities or “blue sky” Laws (“Blue Sky Laws”), the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any filings required to be made with the New York Stock Exchange (“NYSE”) or NASDAQ Stock Market LLC (“NASDAQ”), any change of control notice requirements under state laws governing funeral homes and cemeteries, and the filing and recordation of appropriate merger documents as required by the LBCL and DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Material Adverse Effect.

SECTION 3.06 Permits; Compliance. (a) The Company and its Subsidiaries are, and since October 31, 2009, have been, in compliance with all Laws to which the Company and its Subsidiaries are subject or otherwise affecting the Company’s and its Subsidiaries’ business or assets, except where such non-compliance would not constitute a Material Adverse Effect. Since October 31, 2009, through the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of, been charged by any Governmental Authority with, or, to the Knowledge of the Company, been under investigation by any Governmental Authority with respect to any material violation of any applicable Law, or commenced any internal investigation with respect to any of the foregoing matters. Except as would not constitute a Material Adverse Effect, neither the Company, nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees or Representatives has, directly or indirectly, in connection with the business activities of the Company and its Subsidiaries used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity to or for the benefit of any government official, candidate for public office, political party or political campaign, for the purpose of (i) influencing any act or decision of such government official, candidate, party or campaign, (ii) inducing such government official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature, or (v) otherwise securing any improper advantage, in each case in violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. or the Bribery Act 2010.

(b) The Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates and approvals of any Governmental Authority, including all Orders, necessary for the Company and each of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Company Permits would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is or, since October 31, 2009, has been in conflict with, or in default, breach or violation of, any Company Permit, except for any such conflicts, defaults, breaches or violations that would not have a Material Adverse Effect.

SECTION 3.07 SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since October 31, 2009, and has heretofore made available (including through the SEC’s EDGAR filing system) to Parent, (i) the Form 10-Ks for the fiscal years ended October 31, 2010, 2011 and 2012, (ii) its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2013, (iii) all proxy statements relating to the Company’s meetings of shareholders (whether annual or special) held since January 1, 2010, and (iv) all other documents, forms, reports and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company (including those filed on a voluntary basis) with the SEC since November 1, 2012 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above, in each case as may have been amended, being, collectively, the “Company SEC Reports”). The Company SEC Reports, including all Company SEC Reports filed after the date hereof, (i) were prepared in accordance with either the requirements of the Securities Act, the Exchange Act and/or the Sarbanes-Oxley Act, as the case may be, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain or, if not yet filed, will contain any untrue statement of a material fact or omit or, if not yet filed, will omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any form, report or other document with the SEC. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Reports.

(b) Each of the consolidated financial statements (including, in each case, all related notes and schedules thereto) of the Company contained in the Company SEC Reports (including all Company SEC Reports filed after the date hereof) was prepared or, if not yet filed, will be prepared, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations, cash flows and changes in shareholders’ equity of the

Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments, which would not have had, and would not have, a Material Adverse Effect). Since October 31, 2009, subject to any applicable grace periods, the Company has been in and is in compliance with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of NASDAQ, except for any such noncompliance that would not constitute a Material Adverse Effect.

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of October 31, 2012, including the notes thereto (the “2012 Balance Sheet”), neither the Company nor any Subsidiary of the Company has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations incurred (i) in the ordinary course of business consistent, in all material respects, with past practice since October 31, 2012 or (ii) in connection with this Agreement and the Merger, which, in each case, would not have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(d) The Company has heretofore furnished to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e) The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since October 31, 2009, and all responses to such comment letters filed by or on behalf of the Company.

(f) To the Company’s Knowledge, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act since October 31, 2009.

(g) The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to any Company SEC Report. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h) The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) Since October 31, 2009, neither the Company nor any Subsidiary of the Company nor, to the Company’s Knowledge, any director, officer, employee or Representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any Subsidiary of the Company has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or Representatives to the Company Board or any committee thereof or to any director or officer of the Company. Since October 31, 2009, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(j) Since October 31, 2009, to the Knowledge of the Company, (i) no employee of the Company or any Subsidiary of the Company has provided or is providing information to any Governmental Authority regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law; and (ii) neither the Company nor any Subsidiary of the Company nor any officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Subsidiary of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

SECTION 3.08 Absence of Certain Changes or Events. From October 31, 2012 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent, in all material respects, with past practice, (b) there has not been any Material Adverse Effect, and (c) none of the Company or any Subsidiary of the Company has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

SECTION 3.09 Absence of Litigation. There is no litigation, suit, claim, charge, action, proceeding or investigation (“Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, before any Governmental Authority, except as would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Material Adverse Effect.

SECTION 3.10 Employee Benefit Plans. (a) Section 3.10(a) of the Company Disclosure Schedule lists (i) all material compensation, benefit, fringe benefit and other plans, programs, arrangements or agreements (A) to which the Company or any Subsidiary of the Company is a party, (B) with respect to which the Company or any Subsidiary of the Company has any obligation or (C) that are maintained, contributed to or sponsored by the Company or any Subsidiary of the Company for the benefit of any current or former officers, employees, directors and independent contractors (collectively, “Service Providers”), and (ii) all contracts, arrangements or understandings between the Company or any Subsidiary of the Company and any current or former Service Provider that provide for compensation or benefits, or the acceleration of the vesting or payment of compensation or benefits, to any current or former Service Provider arising from or related to the Transactions, in whole or in part (collectively, the “Plans”). Section 3.10(a) of the Company Disclosure Schedule also separately lists all employee benefit plans for which the Company or any Subsidiary of the Company could incur liability under Section 4069 or 4212(c) of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b) Each Plan is in writing and the Company has furnished to Parent a complete and accurate copy of each Plan. In addition, the Company has furnished to Parent a complete and accurate copy of each document prepared in connection with each Plan, including a copy of (if applicable) (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three (3) most recently filed IRS Forms 5500, (iv) the most recently received IRS determination letter and (v) the three (3) most recently prepared actuarial reports and financial statements in connection with each such Plan.

(c) All material contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.

(d) With respect to each Plan, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any material liability under the terms of such Plan or under applicable Law.

(e) None of the Plans other than the Amended and Restated Stewart Enterprises, Inc. Retention Plan (the “Retention Plan”) provides for or promises medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Providers following termination of employment or service with the Company and its Subsidiaries (other than coverage mandated by applicable Law). Neither the Company nor any current or former ERISA Affiliate has maintained, established, sponsored, participated in or contributed to any employee benefit plan that is a Multiemployer Plan or a Multiple Employer Plan other than the Puerto Rico Union Pension Plan.

(f) (i) Each document prepared in connection with a Plan materially complies with applicable Law and each Plan has been materially operated in accordance with its terms and applicable Law, (ii) the Company and its Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any material default or violation by any party to, any Plan and (iii) no material Action is pending or, to the Knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course).

(g) For each Plan that is intended to be qualified under Section 401(a) of the Code, the Company has timely received a favorable determination letter from the IRS relating to the most recently completed IRS qualification cycle applicable to such Plan.

(h) Neither the Company nor any Subsidiary of the Company has incurred any liability under, arising out of or by operation of Title IV of ERISA and no fact or event exists that could result in the incurrence by the Company or any Subsidiary of the Company of such liability.

(i) Each Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code, in each case in all material respects. The Company’s federal income Tax Return is not under examination by the IRS with respect to nonqualified deferred compensation. The Company has not maintained, sponsored, been a party to, participated in, or contributed to any plan, agreement or arrangement subject to Section 457A of the Code.

(j) Neither the execution of this Agreement nor the consummation of the Transactions shall (either alone or in connection with the termination of employment or service of any Service Providers of the Company or any of its Subsidiaries following, or in connection with, the Transactions): (i) entitle any current or former Service Provider of the Company or any Subsidiaries of the Company to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment or service with the Company or any Subsidiary of the Company; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Plans to any current or former Service Providers of the Company or any Subsidiary of the Company or (iii) limit or restrict the right of the Company or any Subsidiary of the Company or, after the consummation of the Transactions, Parent, to merge, amend or terminate any of the Plans. None of the Plans in effect immediately prior to the Closing would give rise, either separately or in the aggregate (including, without limitation, as a result of this Agreement or the Transactions), in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

SECTION 3.11 Labor and Employment Matters. (a) (i) There are no material controversies pending or, to the Knowledge of the Company, threatened between the Company or any Subsidiary of the Company, on the one hand, and any of their respective employees, on the other hand; (ii) neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) neither the Company nor any Subsidiary of the Company has materially breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no material grievances outstanding against the Company or any Subsidiary of the Company under any such agreement or contract; (iv) there are no material unfair labor practice complaints pending against the Company or any Subsidiary of the Company before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Subsidiary of the Company; and (v) there is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary of the Company. The consent of the labor unions which are a party to the collective bargaining agreements listed in Section 3.11 of the Company Disclosure Schedule is not required to consummate the Transactions except as would not have a Material Adverse Effect.

(b) The Company and its Subsidiaries are in material compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company or any Subsidiary of the Company and are not liable for any material arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except where failure to do so would not have a Material Adverse Effect, the Company and its Subsidiaries have paid in full to all employees, or adequately accrued for in accordance with GAAP consistently applied, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and except as would not have a Material Adverse Effect, there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or to the Company’s Knowledge threatened before any Governmental Authority with respect to any persons currently or formerly employed by the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company is a party to, or otherwise bound by, any material consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. There is no Action with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or to the Company’s Knowledge threatened with respect to the Company, which would reasonably be expected to have a Material Adverse Effect. There is no material charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or to the Company’s Knowledge threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Subsidiary of the Company has employed or employs any Person.

SECTION 3.12 Real Property; Title to Assets. (a) Section 3.12(a) of the Company Disclosure Schedule lists the real property currently owned by the Company or any Subsidiary of the Company. The real property currently owned by the Company or any Subsidiary of the Company (the “Owned Real Property”) (i) is owned free and clear of all Liens, except Permitted Liens, and (ii) is neither subject to any Order to be sold nor is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(b) Section 3.12(b) of the Company Disclosure Schedule lists the real property currently leased or subleased by the Company or any Subsidiary of the Company (the “Leased Real Property” and any or all Leased Real Property and Owned Real Property, “Real Property”), with the facility identified, effective date, expiration date and information related to lease payments, renewal and contingent rents (the underlying leases related thereto, collectively, the “Lease Documents”). True, correct and complete copies of the Lease Documents requested by Parent have been made available to Parent. All such Lease Documents are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such Lease Documents, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary of the Company or, to the Company’s Knowledge, by any other party thereto, or Person in the chain of title to such Leased Real Property.

(c) There are no contractual or legal restrictions that preclude or restrict in any material respect the ability to use any Real Property for the purposes for which it is currently being used and, to the Knowledge of Company, neither the Company nor any of its Subsidiaries has received notice of any prohibition of, or condition upon, the future development of undeveloped Real Property at any cemetery operated by the Company or any of its Subsidiaries for burial purposes. Except as would not have a Material Adverse Effect, there are no latent defects or adverse physical conditions affecting the Real Property, and improvements thereon, and all developed but unsold and undeveloped areas existing within the cemeteries operated by the Company and its Subsidiaries are useable for cemetery purposes (not limited to interment, and including landscaping areas for beautification, drainage, infrastructure or areas unusable for development due to the physical characteristics of the land), without material legal, environmental or physical restriction or impediment of any kind, except normally associated costs of cemetery preparation and development.

(d) Except as would not have a Material Adverse Effect, each of the Company and the Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except Permitted Liens.

SECTION 3.13 Intellectual Property. Except as would not have a Material Adverse Effect, (a) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted to the Company that the conduct of the business of the Company and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party; (b) with respect to each item of Intellectual Property owned by the Company or any Subsidiary of the Company and material to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (“Company Owned Intellectual Property”), the Company or a Subsidiary of the Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business; (c) with respect to each item of Intellectual Property licensed to the Company or a Subsidiary of the Company that is material to the business, financial condition or results of operations of the

Company and its Subsidiaries taken as a whole (“Company Licensed Intellectual Property” and any or all Company Owned Intellectual Property and Company Licensed Intellectual Property, “Company Intellectual Property”), the Company or a Subsidiary of the Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Company Licensed Intellectual Property; (d) to the Knowledge of the Company, the Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part; (e) to the Knowledge of the Company, no Person is engaging in any activity that infringes upon the Company Owned Intellectual Property; (f) to the Knowledge of the Company, each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (g) to the Knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder; and (h) neither the execution of this Agreement nor the consummation of any of the Transactions shall adversely affect any of the Company’s material rights with respect to the Company Intellectual Property.

SECTION 3.14 Taxes. With respect to any Tax periods for which the statute of limitations has not expired (taking into account any extensions thereof) relating to paragraphs (a), (b) and (c) of this Section 3.14, (a) (i) All Tax Returns required to be filed by or with respect to the Company and its Subsidiaries have been timely filed (taking into account valid extensions); (ii) all Taxes required to be shown on such Tax Returns or otherwise due in respect of the Company and its Subsidiaries have been timely paid (except for such Taxes as are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP); (iii) all such Tax Returns are true, correct and complete in all material respects; (iv) no adjustment relating to such Tax Returns has been proposed in writing formally or informally by any Governmental Authority, and, to the Company’s Knowledge, no basis exists for any such adjustment; and (v) as of the date of this Agreement, there are no pending or, to the Company’s Knowledge, threatened Tax audits or examinations involving the Company or any Subsidiary of the Company, or Actions for the assessment or collection of Taxes against the Company or any of its Subsidiaries.

(b) (i) neither the Company nor any Subsidiary of the Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (ii) the Company and its Subsidiaries have properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law; (iii) the Company and its Subsidiaries are not doing business in or engaged in a trade or business in any jurisdiction in which required Tax Returns have not been filed, and no written notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by the Company or any Subsidiary of the Company to the effect that the filing of unfiled Tax Returns may be required; (iv) neither the Company nor any Subsidiary of the Company is a party to any Tax-sharing or Tax allocation agreement or arrangement (whether formal or informal); (v) neither the Company nor any Subsidiary of the Company (A) has never been a member of an affiliated, combined, consolidated or unitary Tax group (other than a group of which the Company is the common parent) or (B) has liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; (vi) neither the Company nor any

Subsidiary of the Company has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five (5) years; and (vii) neither the Company nor any Subsidiary of the Company has participated in any “listed transaction” or “transaction of interest” as identified by published IRS guidance.

(c) (i) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or any Subsidiary of the Company may be subject; (ii) there are no proposed reassessments of any property owned by the Company or any Subsidiary of the Company; (iii) neither the Company nor any Subsidiary of the Company (A) has or is projected to have an amount includible in its income for the current taxable year under Section 951 of the Code, (B) has been a passive foreign investment company within the meaning of Section 1296 of the Code, (C) has an unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (D) has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code; (iv) neither the Company nor any Subsidiary of the Company has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any Subsidiary of the Company, and the IRS has not initiated or proposed any such adjustment or change in accounting method; (v) neither the Company nor any Subsidiary of the Company has (A) income reportable for income Tax purposes in a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, a period ending on or prior to the Closing Date that resulted in a deferred reporting of income from such transaction or from such change in accounting method, or (B) deferred gain or loss arising for Tax purposes out of any deferred intercompany transaction; and (vi) there are no Tax Liens on assets of the Company or any Subsidiary of the Company except as may be Permitted Liens.

SECTION 3.15 Environmental Matters. Except as would not have a Material Adverse Effect, (a) none of the Company nor any of its Subsidiaries is in violation of, or in the past three (3) years has violated, any Environmental Law; (b) none of the Real Property (including, without limitation, soils and surface and ground waters) is contaminated with any Hazardous Substance that requires any cleanup, remediation, removal, or remedial or corrective action under any Environmental Law; and (c) neither the Company nor any of its Subsidiaries is conducting or funding any cleanup, remediation, removal, or remedial or corrective action of any Hazardous Substance.

SECTION 3.16 Material Contracts. (a) Subsections (i) through (xviii) of Section 3.16(a) of the Company Disclosure Schedule list the following types of Contracts to which the Company or any Subsidiary of the Company is a party (such Contracts as are required to be set forth in Section 3.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)	each “material contract” (as such term is defined in Item 610(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii)	(A) each Contract (or group of related Contracts) that provides for, or pursuant to which the Company (together with its Subsidiaries) is reasonably likely to make or otherwise provide payments or consideration or other performance in an amount or value in excess of $1,000,000 annually (other than any Plan) and (B) each Contract (or group of related Contracts) that provides for, or pursuant to which the Company (together with its Subsidiaries) is reasonably likely to receive an amount or value in excess of $1,000,000 annually;

(iii)	any Contract entered into for the future acquisition of securities or any material portion of the assets of any other Person;

(iv)	(A) any requirements or take-or-pay Contracts or (B) Contracts containing any provision providing for an “earn out”, contingent purchase price or similar contingent payment obligation in excess of $100,000 annually on the part of the Company or any Subsidiary of the Company;

(v)	all joint venture, partnership or other Contracts outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any Subsidiary of the Company with any third party;

(vi)	all management and consultant Contracts (excluding Contracts for employment), including any such Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Subsidiary of the Company or income or revenues related to any product of the Company or any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party where the amount payable is in excess of $250,000 annually or $1,000,000 in the aggregate over the remaining term of the Contract;

(vii)	all Contracts under which the Company or any of its Subsidiaries has granted or received the right to use any Company Intellectual Property (other than licenses for readily available commercial software), including any Contract pursuant to which any Person is authorized to use or has an ownership or security interest in any Company Intellectual Property;

(viii)	(A) (I) any material Contract evidencing a capitalized lease obligation or otherwise relating to Indebtedness of the Company or any of its Subsidiaries or (II) relating to any direct or indirect guaranty, support, indemnification, assumption, endorsement, or similar commitment by the Company or any of its Subsidiaries with respect to obligations, liabilities or Indebtedness of any other Person, and (B) any Hedging Agreement;

(ix)	all material Contracts with any Governmental Authority to which the Company or any Subsidiary of the Company is a party;

(x)

all material Contracts that limit, or purport to limit, the ability of the Company or any Subsidiary of the Company to: (A) sell any products or services of or to any other Person, (B) engage in any line of business or (C) compete with or obtain products or services from any other Person or limit the ability of any Person to provide products or services to the Company or any of its Subsidiaries, in each case, in any geographic area or during any period of time;

(xi)	all material Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, director, officer, employee or holder of more than 5% of the Company Common Stock (or any of their respective Affiliates), on the other hand, other than (A) Contracts between the Company and any of its wholly-owned Subsidiaries, (B) Contracts among wholly-owned Subsidiaries of the Company and (C) Plans;

(xii)	all material Contracts relating to the future disposition of any business or portion thereof (whether by merger, sale of stock, sale of assets, grant of right to acquire, use, access or otherwise), any product line, product group, or product offering or, except for the sale of inventory in the ordinary course of business, any material amount of assets of the Company or any Subsidiary of the Company;

(xiii)	all cemetery development projects or capital expenditures in excess of $1,000,000 annually;

(xiv)	(A) a sample form of trust agreement (or similar Contract) generally utilized by the Company related to (i) cemetery merchandise and services, (ii) cemetery care or (iii) prearranged funerals (in each case, and any executed version that differs materially from the form) and (B) any material management or sales Contract with respect to management of sales of any cemetery;

(xv)	all other Contracts (or groups of related Contracts) not made in the ordinary course of business involving payments to or from the Company or any Subsidiary of the Company in excess of $1,000,000;

(xvi)	all material Contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Subsidiary of the Company that relates to the Company, any Subsidiary of the Company or their respective businesses;

(xvii)	all employment or consulting Contracts providing for annual base salary or remuneration in excess of $200,000; and

(xviii)	any other Contract (or group of related Contracts), whether or not made in the ordinary course of business, which is material to the Company and its Subsidiaries, taken together, or the conduct of their respective businesses, or the absence of which would have a Material Adverse Effect.

(b) Except as would not have a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, subject to the Bankruptcy Exceptions, and the Company and its Subsidiaries are not in default under any Material Contract by its terms and no Material Contract has been canceled by the other party; (ii) to the Company’s Knowledge, no other party is in breach or violation of, or default under, any Material Contract; (iii) the Company and its Subsidiaries have not received any claim of default under any such agreement; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of the Company or any Subsidiary of the Company under any Material Contract other than the Credit Documents, Company Warrants and related Confirmations and the Senior Convertible Notes Hedges. To the extent requested by Parent, the Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.17 Investments. (a) All funds received by the Company or any of its Subsidiaries in connection with funeral or cemetery preneed agreements or for undelivered funeral or cemetery merchandise and services (“Preneed Agreements”), as well as all funds designated for endowment or perpetual care have been, in all material respects, deposited on a timely basis in appropriate accounts and administered and reported in all material respects (i) in accordance with the terms of agreements with the purchasers and (ii) as required by applicable Law. On an aggregate basis, the principal and interest earnings of the accounts, trusts or other deposits held pursuant to Preneed Agreements is equal to or greater than the cost of performing such Preneed Agreements.

(b) The Company and its Subsidiaries, and any preneed funeral trust, cemetery care trust, cemetery merchandise and services trust or similar entity established by the Company or any such Subsidiary, have, in all material respects, good and marketable title to all securities and other investments (collectively, the “Investments”) owned by the Company and its Subsidiaries and any such trust or similar entity established by the Company or any such Subsidiary.

(c) As of the date of this Agreement, (i) none of the Investments is in material default except for those which have been identified as such and whose value has been written down to take such default into account, (ii) all Investments held in any trust or similar entity are in compliance with industry regulatory standards in all material respects and are owned and administered in accordance with standards such that the Investments, collectively, are prudent taking into account the needs of the Investments’ beneficiaries, the need to preserve the corpus of such trust or similar entity and the amount and regularity of income produced by the Investments, and (iii) Section 3.17(c) of the Company Disclosure Schedule sets forth a list, by category, of the amount of each type of Investment owned by the Company and its Subsidiaries.

SECTION 3.18 Preneed Insurance. Since October 31, 2009, the Company has exclusively used the insurance companies set forth in Section 3.18 of the Company Disclosure Schedule to provide insurance products sold in connection with preneed contracts. The Company owns no insurance subsidiaries or captive insurance company.

SECTION 3.19 Insurance. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). Section 3.19 of the Company Disclosure Schedule sets forth a list of all material insurance policies for which the Company or any of its Subsidiaries are named insureds. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. The Company has no Knowledge of any threatened early termination of, or material premium increase with respect to, any of such policies.

SECTION 3.20 Past Business Practices. Except as would not have a Material Adverse Effect, (i) since October 31, 2009, the business and services provided by the Company and its Subsidiaries have been conducted and rendered in a professional and competent manner consistent with prevailing standards, practices and customs of the death care industry at the time the services were rendered, (ii) the Company and its Subsidiaries have properly maintained, and at the Closing will have in their possession, detailed records describing each burial in each cemetery operated by the Company and its Subsidiaries, showing the date of burial, the name of the person buried and the exact location of such burial, and (iii) burial spaces in the cemeteries owned by the Company and its Subsidiaries are properly mapped and platted and of sufficient size to accommodate a standard burial without encroachment into neighboring burial spaces.

SECTION 3.21 Board Approval; Vote Required; Takeover Laws. (a) As of the date of this Agreement and, subject to Section 6.04, as of the Closing, the Company Board (based on the unanimous recommendation of the Special Committee), by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders, (ii) approved and declared advisable this Agreement and the Transactions and (iii) recommended the approval of this Agreement by the shareholders of the Company and directed that this Agreement and the Transactions be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meeting to be called pursuant to Section 6.02.

(b) The only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement and the Transactions is the affirmative vote of the holders of at least two-thirds (2/3) of the voting power present at the Company Shareholders’ Meeting in favor of the approval of this Agreement (the “Company Shareholder Approval”).

(c) Assuming the accuracy of Parent’s and Merger Sub’s representations that, prior to the time the Company Board approved this Agreement, the Voting Agreement and transactions contemplated hereby and thereby, neither was, nor was an “affiliate” of, an “interested shareholder,” as those terms are defined for purposes of LBCL Sections 132-134, the Company has taken all action necessary to exempt this Agreement and the Transactions from Sections 132–134 and Sections 135–140.2 of the LBCL, and, except for Sections 92(G) and 130–130.2 of the LBCL, no other antitakeover, “control share acquisition”, “business combination”, “fair price”, “moratorium” or other similar Law enacted under Louisiana Law (any such Law, including Sections 132–134 and Sections 135–140.2 of the LBCL, a “Takeover Law”) applies to this Agreement or the Transactions. The Company does not have in effect any stockholder rights plan, “poison pill” or similar plan or arrangement.

SECTION 3.22 Affiliate Transactions. As of the date of this Agreement, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K (any such event or relationship, an “Affiliate Transaction”).

SECTION 3.23 Opinion of Financial Advisor. The Special Committee has received the opinion of Goldman, Sachs & Co., dated the date of this Agreement and which has not been amended or modified as of the date hereof, to the effect that, as of the date of this Agreement and subject to the limitations, qualifications and assumptions set forth in such opinion, the $13.25 in cash to be paid to the holders of Class A Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent for informational purposes only promptly after the date of this Agreement.

SECTION 3.24 Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company, except as may arise after the date of this Agreement pursuant to the Company’s engagement letter with Goldman, Sachs & Co., in the event of an actual or potential conflict of interest. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Goldman, Sachs & Co., pursuant to which such firm would be entitled to any payment relating to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement.

SECTION 4.02 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings or shareholder approvals on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the LBCL and DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 4.03 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or breach any provision of the Governing Documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any applicable Law or Order, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any property or asset of Parent or Merger Sub pursuant to any material Contract to which Parent or Merger Sub is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, the HSR Act, any filings required to be made with NYSE or NASDAQ and the filing and recordation of appropriate merger documents as required by the LBCL and DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.

(c) As of the date hereof, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contract (other than this Agreement and the Voting Agreement) with FBS, or to the knowledge of Parent, any of his Affiliates or associates (as defined in Exchange Act Rule 12b-2) or immediate family members (as defined in SEC Regulation S-K Item 404), or any other Person at the request of FBS or at the request of any Person known by Parent to be acting at the direction of FBS.

(d) Assuming the accuracy of the representations and warranties of the Company set forth in Section 3.03, not more than 29.99% of the combined voting power of the shares of Class A and Class B Common Stock are subject to the Voting Agreement.

SECTION 4.04 Financing. (a) Parent has provided the Company with a true and complete (except as otherwise described below) copy of the fully executed commitment letter (the “Financing Letter”), dated as of the date hereof, by and among the parties named therein (collectively, and together with any exhibits, schedules, annexes and amendments thereto in effect as of the date hereof, the “Financing Commitments,” and the lenders party thereto, the “Financing Sources”), pursuant to which the Financing Sources have agreed, subject to and on the terms and conditions set forth therein, to lend or otherwise provide the principal amount of indebtedness set forth therein (the “Financing”) to the parties specified therein to, together with the cash on hand at Parent, (i) finance the payment of the aggregate Merger Consideration, (ii) refinance (the “Proposed Refinancing”) the indebtedness of the Company and its Subsidiaries listed on Schedule 4.04 (the “Scheduled Indebtedness”) and (iii) finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Financing, including the Proposed Refinancing. Other than as expressly set forth in the Financing Commitments, there are no side letters or other agreements, Contracts, understandings or arrangements relating to (or that could affect the availability of) the Financing to which Parent or Merger Sub or any of their Affiliates is a party (except for customary non-disclosure agreements, fee letters and engagement letters, true and complete copies of which fee letters have been provided to the Company, with fees, economic terms and other customary provisions redacted, none of which would adversely affect the aggregate amount, conditionality or availability of the Financing or contain any conditions precedent to the Financing).

(b) Except as set forth in the Financing Letter, there are no conditions precedent to the obligations of the Financing Sources to make the full amount of the Financing available to the parties specified therein on the terms contained therein.

(c) Subject to the accuracy of the representations and warranties of the Company set forth in Article III such that the closing condition in Section 7.02(a) would be met and the compliance by the Company of its covenants in Section 6.08, upon funding of the Financing in accordance with the Financing Commitments, Parent and Merger Sub will, together with the cash on hand at Parent, have funds sufficient to pay in full the aggregate Merger Consideration, effect the Proposed Refinancing and pay in full all other amounts (including all fees and expenses) required to be paid by Parent or Merger Sub under this Agreement.

(d) As of the date of this Agreement: (i) the Financing Letter is in full force and effect and constitutes a valid, binding and enforceable obligation of Parent, Merger Sub and, to Parent’s and Merger Sub’s knowledge, each of the other parties thereto (subject, in each case, to the Bankruptcy Exceptions); (ii) no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent on the part of Parent, Merger Sub or, to the knowledge of Parent, any of the other parties to the Financing Letter, under the Financing Commitments; (iii) subject to the accuracy of the representations and warranties of the Company set forth in Article III such that the closing condition in Section 7.02(a) would be met and the compliance by the Company of its covenants in Section 6.08, there is no fact or occurrence existing that would reasonably be expected to (A) result in any of the conditions in the Financing Letter not being satisfied or (B) otherwise result in the Financing not being available to Parent and Merger Sub on the Closing Date and (iv) the Financing Letter has not been modified, amended or altered since executed copies thereof were delivered to the Company and the commitments contained in the Financing Letter have not been withdrawn or rescinded in any respect.

SECTION 4.05 Brokers. No broker, finder or investment banker (other than J.P. Morgan Securities LLC) is entitled to any brokerage or finder’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.06 Affiliate and Interested Shareholder. Prior to the time the Company Board approves this Agreement, the Voting Agreement and transactions contemplated hereby and thereby, neither Parent nor Merger Sub was itself, nor was an “affiliate” of, an “interested shareholder,” as those terms are defined for the purposes of LBCL Sections 132-134.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and termination of this Agreement, except as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed:

(i)	the businesses of the Company and its Subsidiaries, taken as a whole, shall be conducted only in, and the Company and its Subsidiaries, taken as a whole, shall not take any action except in, the ordinary course of business and in a manner consistent in all materials respects with past practice; and

(ii)	the Company and its Subsidiaries, taken as a whole, shall use reasonable best efforts to preserve substantially intact their business organization, to keep available the services of the current officers and key employees, to maintain and preserve their current relationships and goodwill with material customers, suppliers, distributors, contractors, creditors and other Persons with which they have significant business relations, to use reasonable best efforts to maintain and keep their material properties and assets in good repair and condition as at present and to take no action that would in any material respect adversely affect or delay the ability of either Parent or the Company to obtain any necessary approvals of any Governmental Authority required for the consummation of the Transactions.

By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, and except as required by Law, between the date of this Agreement and the earlier of the Effective Time and termination of this Agreement, neither the Company nor any Subsidiary shall, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) amend, modify, otherwise change or rescind any Governing Document of the Company or any Subsidiary of the Company or any of the Credit Documents, Company Warrants and related Confirmations or Hedging Agreements, including the Senior Convertible Notes Hedges;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) except pursuant to awards outstanding as of the date hereof under Company Equity Plans, the ESPP (in accordance with Section 2.06) and pursuant to the Senior Convertible Notes and Company Warrants and related Confirmations, any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary or (ii) except for the sale of inventory in the ordinary course of business, any material assets of the Company or any Subsidiary, except in the ordinary course of business and in a manner consistent in all material respects with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company or any other direct or indirect wholly owned Subsidiary of the Company and regular quarterly dividends on Shares declared in cash at times consistent with past practice in an aggregate amount not in excess of $0.045 per Share per quarter;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except forfeitures of Company Stock Options and Company Restricted Stock, Shares withheld with respect to Taxes upon exercise of Company Stock Options and vesting of Company Restricted Stock and except pursuant to the Senior Convertible Notes Hedges;

(e) (i) (A) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or (B) acquire any material amount of assets except in the ordinary course of business; (ii) incur any Indebtedness except in the ordinary course of business and consistent in all material respects with past practice; (iii) make any material loans, advances out of the ordinary course of business, or capital contributions to, or investments in, any Person in excess of $250,000, other than to a Subsidiary and other than advances under indemnification obligations to directors and officers, (iv) authorize, or make any commitment with respect to, any single capital expenditure (including inventory development) which is in excess of $1,000,000 or capital expenditures (including inventory development) which are, in the aggregate, in excess of $30,000,000 for the Company and its Subsidiaries taken as a whole; or (v) enter into, amend, modify or terminate any Contract with respect to any matter set forth in this Section 5.01(e);

(f) (i) hire any additional regular full-time employees other than seasonal employees, except to fill current vacancies or vacancies (other than those vacancies held by executive officers) arising after the date of this Agreement due to the termination of an employee’s employment (it being understood that employees as of the date hereof may be promoted to fill positions other than executive officer positions vacated as of the date hereof), (ii) increase the compensation payable or to become payable or the benefits provided to its Service Providers, except for increases required pursuant to any Contract or Plan existing as of the date hereof or in the ordinary course of business and consistent in all material respects with past practice, (iii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any Service Provider of the Company or of any Subsidiary of the Company, other than as required pursuant to any Contract or Plan existing as of the date hereof or in the ordinary course of business and consistent with past practice, (iv) establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, policy or arrangement for the benefit of any Service Provider of the Company or its Subsidiaries, or (v) grant any equity or equity-based award to any Service Provider of the Company or its Subsidiaries;

(g) take any action, other than reasonable actions in the ordinary course of business and consistent in all material respects with past practice, with respect to accounting policies or procedures except as is required by GAAP or in Regulation S-X of the Exchange Act, as agreed by the Company’s independent public accountants;

(h) make, revoke or change any Tax election, adopt or change any method of Tax accounting, file any amended Tax Return, file any claim for any Tax refund, settle or compromise any liability with respect to Taxes of the Company or any Subsidiary of the Company in an amount greater than $1,000,000 or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(i) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent in all material respects with past practice, of liabilities reflected or reserved against in the 2012 Balance Sheet or subsequently incurred in the ordinary course of business and consistent in all material respects with past practice or incurred pursuant to a Plan in existence as of the date hereof and other than the payment of fees and expenses in connection with the Transactions;

(j) other than in the ordinary course of business and consistent in all material respects with past practice, enter into any Contract that would constitute a Material Contract, or amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s material rights thereunder;

(k) other than in the ordinary course of business and consistent in all material respects with past practice, commence or settle any Action involving or against the Company or any Subsidiary of the Company or any directors, officers or employees thereof, other than (i) settlements of claims for which the Company or any Subsidiary is insured, provided the Company’s contribution to such settlement is the amount of the Company’s self-insured retention or less regardless of the amount of the settlement; and (ii) settlements of claims for which the Company is self-insured or has no insurance provided the amount of the Company’s contribution to each such settlement is $150,000 or less;

(l) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act; or

(m) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Proxy Statement. (a) Each of the Company and Parent shall cooperate with each other in the preparation of the Proxy Statement and any amendment or supplement to the Proxy Statement. As promptly as practicable after the execution of this Agreement, and in any event within thirty (30) days following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary proxy statement to be sent to the shareholders of the Company relating to the Company Shareholders’ Meeting (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”); provided, however, that the Company shall furnish such preliminary Proxy Statement to Parent and give Parent and its legal counsel a reasonable opportunity to review such preliminary Proxy Statement prior to filing with the SEC and shall consider in good faith all reasonable additions, deletions or changes suggested by Parent in connection therewith. The Company shall notify Parent of the receipt of any comments of the SEC staff with respect to the preliminary Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent as promptly as reasonably practicable, copies of all written correspondence between the Company or any Representative of the Company and the SEC with respect to the Proxy Statement. If comments are received from the SEC staff with respect to the preliminary Proxy Statement, the Company shall respond as promptly as reasonably practicable to the comments of the SEC. The Company shall provide Parent and its legal counsel with a reasonable opportunity to review and comment on any proposed response to any comment of the SEC staff and any amendment or supplement to each of the preliminary and the definitive Proxy Statement prior to filing with the SEC and shall consider in good faith all reasonable additions, deletions or changes suggested by Parent in connection therewith. Parent and Merger Sub shall promptly provide the Company with such information as may be required to be included in the Proxy Statement or as may be reasonably required to respond to any comment of the SEC staff. Promptly after all the comments received from the SEC have been cleared by the SEC staff, or promptly following confirmation from the SEC staff that they will not be commenting thereon, the Company shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be disseminated (including by electronic delivery if permitted) as promptly as reasonably practicable, to its shareholders of record, as of the record date established by the Company Board. Each of the parties shall correct promptly any information provided by it to be used specifically in the Proxy Statement that constitutes an untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and shall take all steps necessary to file with the SEC and have cleared by the

SEC any amendment or supplement to the Proxy Statement so as to correct the same and to cause the Proxy Statement as so corrected to be disseminated to the shareholders of the Company, in each case to the extent required by applicable Law.

(b) Except as provided in Section 6.04(d) and Section 6.04(e), the Company covenants that (i) the Proxy Statement shall include the recommendation of the Company Board to the shareholders of the Company in favor of the approval of this Agreement and approval of the Merger (the “Company Recommendation”) and (ii) none of the Company Board or any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation.

(c) Each of the Company and Parent shall ensure that the information supplied by the Company or Parent, as applicable, for inclusion in the Proxy Statement shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is filed with the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, and (iii) the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall ensure that the documents that the Company is responsible for filing with the SEC in connection with the Merger or the other Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

SECTION 6.02 Company Shareholders’ Meeting. The Company, acting through the Company Board, shall, in accordance with applicable Law and the Company Governing Documents, as promptly as practicable after all the comments received from the SEC, if any, on the preliminary Proxy Statement have been cleared by the SEC staff or promptly following confirmation from the SEC staff that they will not be commenting thereon, (i) duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) (and in any event no later than twenty (20) Business Days after the dissemination of the Proxy Statement to the Company’s shareholders) for the purpose of considering and taking action on this Agreement and the Merger and (ii) use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and approval of the Merger; provided, however, that the Company Board need not comply with the foregoing clause (ii) if the Company Board has effected an Adverse Recommendation Change in accordance with Section 6.04(d) or Section 6.04(e). Neither the commencement, disclosure, announcement or submission to the Company of any Competing Transaction (whether or not a Superior Proposal), nor any furnishing of information, discussions or negotiations with respect thereto, nor any decision or action by the Company Board to effect an Adverse Recommendation Change shall give the Company any right to delay, defer or adjourn the Company Shareholders’ Meeting. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders’ Meeting to the extent the Company determines any supplement or amendment to the Proxy Statement is required by Law to be provided to the Company’s shareholders or, if as of the time of the Company Shareholders’ Meeting, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting; provided, however, that no adjournment may be to a date on or after three (3) Business Days prior to the Outside Date.

SECTION 6.03 Access to Information; Confidentiality. (a) During the period from the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, upon reasonable notice, the Company shall and shall cause each of its Subsidiaries to (i) afford Parent and its authorized directors, officers, employees, potential Financing Sources and Representatives reasonable access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries; and (ii) furnish to Parent and its authorized directors, officers, employees, potential Financing Sources and Representatives such additional financial and operating data and other information regarding the Company and its Subsidiaries (or copies thereof) as Parent may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Parent’s expense, during normal business hours, under the supervision of a director, officer, employee or Representative of the Company and in such a manner as not to interfere with the normal operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries shall not be required to provide, or cause to be provided, any such access or disclose any such information to Parent or its authorized directors, officers, employees, potential Financing Sources or Representatives if such disclosure would, in the Company’s reasonable discretion, (x) jeopardize any attorney-client or other legal privilege; or (y) contravene any applicable Law, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to Parent under this Section 6.03(a) as “Antitrust Counsel Only Material”. Such materials and the information contained therein shall be given only to Parent’s outside antitrust counsel or a designated in house counsel of Parent approved by the Company and will not be disclosed by such outside counsel or in-house counsel to directors, officers, other employees, potential Financing Sources or Representatives of Parent unless express permission is obtained in advance from the Company or its outside legal counsel.

(b) All information obtained by Parent pursuant to this Section 6.03 shall be kept confidential in accordance with the Confidentiality and Standstill Agreement, dated February 18, 2013, as amended May 8, 2013 (the “Confidentiality Agreement”), between Parent and the Company.

SECTION 6.04 No Solicitation of Transactions. (a) Except as expressly permitted by this Section 6.04, the Company shall, and shall cause each of its Subsidiaries and its and their respective officers, directors and employees to, and shall direct and use reasonable best efforts to cause any agents, financial advisors, investment bankers, attorneys, accountants, auditors and other representatives (collectively, “Representatives”) of the Company or any of its Subsidiaries to: (i) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Competing Transaction, and promptly (A) instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any Person that has executed a confidentiality or nondisclosure agreement within the 36-month period prior to the date of this Agreement in connection with any actual or potential Competing Transaction to return or destroy all such information or documents or material incorporating confidential information in the possession of such Person or its Representatives and (B) cause any physical or virtual data room to no longer be accessible to or by any Person other than Parent or its Affiliates and Representatives; and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.01, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing nonpublic information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Transaction, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any nonpublic information in connection with or for the purpose of encouraging or facilitating, a Competing Transaction (other than, solely in response to an unsolicited inquiry, to refer the inquiring Person to this Section 6.04 and to limit its conversation or other communication exclusively to such referral), or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Competing Transaction. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 6.04 (and in such case only in accordance with the terms hereof), (i) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (x) any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (y) any confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party other than, with respect to this clause (y), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a Competing Transaction or a potential Competing Transaction (ii) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and (iii) the Company shall, and shall cause its Subsidiaries to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates or Representatives, under any such provisions.

(b) Notwithstanding anything to the contrary contained in Section 6.04(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company, directly or indirectly receives a bona fide, written Competing Transaction from any Person that did not result from a breach of this Section 6.04, and if the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Competing Transaction constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company may, directly or indirectly, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including nonpublic information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the Person who has made such Competing Transaction and its Representatives and potential Financing Sources; provided, however, that the Company shall substantially concurrently with the delivery to such Person provide to Parent any nonpublic information concerning the Company or any of its Subsidiaries that is provided or made available to such Person, its Representatives and/or its potential Financing Sources unless such nonpublic information has been previously provided or made available to Parent, and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Competing Transaction and its Representatives and potential Financing Sources regarding such Competing Transaction. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company in any material respect than those contained in the Confidentiality Agreement (including standstill restrictions), provided that such confidentiality agreement (x) shall not prohibit compliance by the Company with any of the provisions of this Section 6.04 and (y) may contain a less restrictive standstill restriction or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable.

(c) The Company shall promptly (and in no event later than forty-eight (48) hours after receipt) notify, orally and in writing, Parent after receipt by the Company, any of its Affiliates or any of their respective Representatives of any Competing Transaction, including of the identity of the Person making the Competing Transaction and the material terms and conditions thereof, and shall promptly (and in no event later than forty-eight (48) hours after receipt) provide copies to Parent of any written proposals, indications of interest, and draft agreements relating to such Competing Transaction. The Company shall keep Parent reasonably informed, on a current basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Competing Transaction (including by promptly (and in no event later than forty-eight (48) hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, or draft agreements relating to such Competing Transaction). The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 6.04.

(d) Except as expressly permitted by this Section 6.04(d) or Section 6.04(e), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than as provided in Section 6.04(f)) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to shareholders of the Company a Competing Transaction (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.04(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, the Company Board may (x) make an Adverse Recommendation Change or (y) terminate this Agreement in accordance with Section 8.01(d)(ii) in order to enter into a binding written agreement with respect to such Superior Proposal (a “Superior Proposal Agreement”), in each case if, after receiving a bona fide Competing Transaction, the Company Board has determined in good faith, after consultation with its outside financial advisor and outside legal counsel, that (I) such Competing Transaction constitutes a Superior Proposal and (II) in light of such Competing Transaction, the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to taking the action set forth in clause (x) or (y) above, as applicable, (1) the Company has given Parent at least three (3) Business Days’ prior written notice (a “Adverse Recommendation Change Notice”) of its intention to take such action

(which notice shall specify the material terms and conditions of any such Superior Proposal) and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed transaction agreements with the Person making such Superior Proposal and, to the extent available to the Company, a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect, and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the three (3) Business Day period notice period referred to in clause (1) above of this proviso shall instead be equal to the longer of (I) two (2) Business Days and (II) the period remaining under the notice period under clause (1) of this proviso immediately prior to the delivery of such additional notice under this clause (4)) during which time the Company shall be required to comply with the requirements of this Section 6.04(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso.

(e) Notwithstanding anything to the contrary contained in this Section 6.04, at any time prior to obtaining the Company Shareholder Approval, in response to an Intervening Event, the Company Board may make an Adverse Recommendation Change if the Company Board determines in its good faith judgment (after having received the advice of its financial advisor and outside legal counsel) that, in light of such Intervening Event, the failure of the Company Board to make an Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided that the Company shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 6.04(e) unless:

(i)	the Company has provided written notice to Parent (a “Notice of Intervening Event”) advising Parent that an Intervening Event has occurred, describing in reasonable detail the applicable material fact, event, change, development or set of circumstances giving rise to the Intervening Event, indicating that the Company Board intends to make an Adverse Recommendation Change and the manner in which it intends (or may intend) to do so and including such evidence in the possession of the Company Board with respect to the applicable material fact, event, change, development or set of circumstances constitutes an Intervening Event; and

(ii)	Parent does not, within three (3) Business Days of receipt of the Notice of Intervening Event, make an offer or proposal to revise the terms of this

Agreement, including an increase in, or modification of, the Merger Consideration, in a manner that the Company Board determines in its good faith judgment, after having received the advice of its financial advisor and outside legal counsel, that the failure of the Company Board to make an Adverse Recommendation Change would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing contained in this Section 6.04 or in Section 6.12 shall prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act, or making any other disclosure or communication to the Company’s shareholders relating to a Competing Transaction, if, in the Company Board’s determination in good faith after consultation with outside legal counsel, the failure so to disclose or communicate would be inconsistent with the Company Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law; provided, however, that any such disclosure shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation (it being understood that it shall not be an Adverse Recommendation Change if in such disclosure the Company Board also makes a statement to the effect that it is reviewing and/or considering the Competing Transaction, as long as it also reaffirms the Company Recommendation).

(g) “Competing Transaction” means any proposal to engage in any transaction or series of related transactions (other than the Transactions) that constitute, or may reasonably be expected to lead to (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries (other than such transactions solely among any of the Company’s Subsidiaries); (ii) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 15% of the total revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of more than 15% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company or any of its Subsidiaries; (iv) any tender offer or exchange offer that, if consummated, would result in any Person becoming the Beneficial Owner of more than 15% of any class of equity securities of the Company or any of its Subsidiaries or; (v) any combination of the foregoing.

(h) “Intervening Event” shall mean, with respect to the Company, a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by the Company Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Company Board at any time prior to the Company Shareholder Approval being obtained; provided that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from, arose out of or relates to any Competing Transaction.

(i) “Significant Competing Transaction” means a Competing Transaction, but with each reference to “15%” in the definition of “Competing Transaction” replaced with “50%”.

(j) “Superior Proposal” means an written bona fide offer or proposal made by a third party with respect to a Significant Competing Transaction on terms and conditions that the Company Board determines, in its good faith judgment, after having received the advice of its outside financial advisor and its outside legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal and any changes to the terms of this Agreement proposed by Parent in response to such offer or proposal or otherwise, to be (i) more favorable, including from a financial point of view, to the shareholders of the Company than the Transactions and (ii) reasonably expected to be consummated.

SECTION 6.05 Employee Benefits Matters. (a) From and after the Effective Time, Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former Service Provider of the Company or any Subsidiary of the Company. Employees of the Company or any Subsidiary of the Company shall receive credit for purposes of eligibility to participate, vesting and benefit accruals (other than for purposes of benefit accruals under the Puerto Rico Union Pension Plan) under any employee benefit plan, program or arrangement established or maintained by Parent or its Subsidiaries (including the Surviving Corporation) for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary of the Company to the same extent such credit was provided by the Company or its Subsidiaries; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are covered immediately prior to the Effective Time under the applicable Plans and to the same extent such limitations are waived under any comparable plan of Parent or its Subsidiaries (including the Surviving Corporation) and use commercially reasonable efforts to recognize, for purposes of annual deductible and out of pocket limits under its medical and dental plans, deductible and out of pocket expenses paid by employees of the Company and its Subsidiaries in the calendar year in which the Effective Time occurs.

(b) Prior to the Effective Time, Parent, the Company and its Subsidiaries, as applicable, shall fully comply with all notice, consultation, effects bargaining or other bargaining obligations to any labor union, labor organization, or group of employees of the Company and its Subsidiaries in connection with the Transactions.

(c) This Section 6.05 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.05, express or implied, is intended to confer upon any other Person (including, for the avoidance of doubt, any current or former Service Provider of the Company or its Subsidiaries or Parent or its Subsidiaries, or, on or after the Effective Time, the Surviving Corporation, their dependents and beneficiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 6.05 or is intended to be, shall constitute or be construed as, an amendment to or modification of, any employee benefit plan, program, policy, agreement or arrangement of the Company or its Subsidiaries or Parent or its Subsidiaries (including the Surviving Corporation). Nothing herein shall be deemed to create any right to employment or continued employment or to a particular term or condition of employment with Parent or its Subsidiaries (including the Surviving Corporation). Except as specifically provided in this Section 6.05(c), nothing in this Section 6.05 or any other provision of this Agreement shall limit the ability of Parent or its Subsidiaries (including the Surviving Corporation) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time.

SECTION 6.06 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under the LBCL, honor the Company’s and its Subsidiaries’ obligations existing immediately prior to the date of this Agreement to exculpate, indemnify and hold harmless, and advance expenses to, each present and former director and officer of the Company and each of its Subsidiaries and each such individual who served at the request of the Company or its Subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise other than the Company or a Subsidiary thereof (each, an “Indemnified Party”), in accordance with the terms of the Governing Documents of the Company and its Subsidiaries, the Indemnification Contracts and applicable Law, in each case in effect immediately prior to the date of this Agreement. The Governing Documents of the Surviving Corporation and its Subsidiaries shall, for a period of at least six (6) years following the Effective Date, contain provisions no less favorable with respect to exculpation, indemnification and expense advancement than are set forth in the Governing Documents of the Company and its Subsidiaries.

(b) Prior to the Closing, the Company shall purchase a six (6) year “tail” prepaid officers’ and directors’ liability insurance policy and fiduciary liability insurance policy, providing, for a period of six (6) years after the Effective Time, the Company’s current and former directors and officers (as defined to mean those persons insured under the Company’s existing officers’ and directors’ liability insurance policy and fiduciary liability insurance policy) with insurance and indemnification policy coverage for events occurring at or prior to the Effective Time (together, the “D&O Insurance”) that is no less favorable than the existing policies (including that such purchase does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time); provided, however, that the Company shall not pay an aggregate amount for the D&O Insurance in excess of 300% of the current aggregate annual premiums paid by the Company for the existing policies, but in such case shall purchase such coverage under six (6) year “tail” prepaid policies as shall then be available at an aggregate cost no greater than 300% of such rates. From and after the Effective Time, the Surviving Corporation shall continue to honor its obligations under the D&O Insurance and shall not cancel nor take any action or omit to take any action that would result in the cancellation thereof.

(c) The rights of each Indemnified Party under this Section 6.06 shall be in addition to any rights such individual may have under the Governing Documents of the Company or any of its Subsidiaries, under the LBCL or any other applicable Laws or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries.

(d) Parent guarantees the performance of the obligations of the Surviving Corporation under this Section 6.06.

(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.06.

SECTION 6.07 Notification of Certain Matters. From the date hereof through the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which could reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect; (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; (c) any notice or other communication received by such party from any Governmental Authority in connection with the Merger or the other Transactions or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger if the subject matter of such communication or the failure of such party to obtain such consent purports to materially affect the consummation of the Merger; and (d) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against such party or any of its Subsidiaries which purports to materially affect the consummation of the Merger; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.08 Financing; Financing Cooperation; Consent/Tender Offers; Company Warrants. (a) Each of Parent and Merger Sub shall use, and shall cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Commitments, including using reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) negotiate definitive agreements with respect thereto on the terms and subject only to the conditions contemplated by the Financing Commitments, subject to Section 6.08(c), and (iii) satisfy on a timely basis (or obtain a waiver of) all conditions applicable to Parent and Merger Sub to obtaining the Financing set forth in the Financing Commitments and the definitive agreements relating to the Financing (the “Financing Agreements”). If all conditions to the Financing Commitments have been satisfied, Parent and Merger Sub shall use reasonable best efforts to cause the Financing Sources to fund the Financing on the Closing Date in accordance with the Financing Commitments, including, upon the written request of the Company, commencing litigation proceedings against the Financing Sources in which Parent shall seek to compel the Financing Sources to promptly provide the Financing as required by the Financing Commitments, provided that in no event shall Parent or any Affiliate of Parent be required to seek any damages from any such Financing Sources. Parent shall not, and shall not permit any of its Affiliates to, take any action that is a breach of, or would result in termination of, any of the Financing Commitments or the effect of which is to impair, delay or prevent Parent’s obtaining the Financing. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent shall, as promptly as practicable following the occurrence of such event, use its reasonable best efforts to arrange to obtain Alternative Financing in an amount sufficient to consummate the Transactions in accordance with Section 6.08(d).

(b) Parent shall give the Company prompt notice of (i) any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party under the Financing Commitments or the Financing Agreements of which Parent or Merger Sub becomes aware, (ii) any termination of the Financing Commitments, (iii) the receipt of any written notice or other written communication from any Person with respect to any actual or potential default, breach, termination or repudiation of the Financing Commitments, any Financing Agreement or any provision of the Financing Commitments or the Financing Agreements, in each case by any party thereto, or (iv) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitments or the Financing Agreements, as the case may be. As soon as reasonably practicable after the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to arrange the Financing.

(c) Parent shall have the right, at its option, to amend, supplement, or modify the Financing Commitments; provided, however, that it shall not agree to or permit any amendments, supplements, or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments or the Financing Agreements without the prior written consent of the Company if such amendments, supplements, modifications or waivers would (i) with respect to the Financing Commitments, reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount of the Financing), (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Commitments that would be reasonably likely to prevent or impede, interfere with, hinder or materially delay the consummation of the Merger or (iii) otherwise be reasonably likely to prevent, impede, interfere with, hinder or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement; provided that notwithstanding any other provision of this Agreement, Parent and Merger Sub shall be entitled from time to time to (x) amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Financing Commitments or substitute other financing for all or any portion of the Financing from the same or alternative financing sources, and (y) amend, restate, replace, supplement or otherwise modify the Financing Commitments for the purpose of adding agents, co-agents, lenders, arrangers, bookrunners or other Persons that have not executed the Financing Commitments as of the date hereof, in each case, subject to subclauses (i), (ii) and (iii) above. Upon any such amendment, supplement or modification, in accordance with the terms of this Section 6.08(c), the term “Financing Commitments” shall mean for all purposes of this

Agreement the Financing Commitments as so amended, supplemented or modified. Parent shall promptly deliver to the Company true and complete copies of any such amendment, supplement or modification (with only the fee amounts and certain other provisions redacted, which redacted provisions do not relate to the aggregate amount, availability or conditionality of the Financing, or contain any conditions precedent to the Financing).

(d) If any portion of the Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes or would reasonably be expected to make any portion of the Financing unavailable, and such portion is required to fund the aggregate Merger Consideration, refinance the Scheduled Indebtedness to the extent required under the terms of such Indebtedness or finance the payment of fees, expenses, accrued interest and premiums, as applicable, related to the provision of the Financing or the refinancing of the Scheduled Indebtedness, Parent shall (i) promptly notify the Company of such unavailability and the reason therefor and (ii) use its reasonable best efforts to arrange and obtain, and negotiate and enter into definitive agreements with respect to, alternative financing from the Financing Sources (or, as the case may be, alternative financial institutions) in an amount sufficient to consummate the Transactions (each such alternative financing, an “Alternative Financing”), as promptly as reasonably practicable following the occurrence of such event. Parent shall promptly deliver to the Company true and complete copies of all contracts or other arrangements relating to such Alternative Financing (except for customary engagement and fee letters, redacted copies of which will be delivered to the Company to the extent such letters include “flex” provisions (other than fees or pricing terms) affecting the terms or amount of the Alternative Financing), and Parent and Merger Sub shall keep the Company reasonably informed on a current basis of the status of the Financing and any material developments relating to the Financing, including providing to the Company copies of definitive agreements with respect to the Financing and all other material documents related to the Financing (with only the fee amounts and certain other provisions redacted, which redacted provisions do not relate to the aggregate amount of or, conditionality of, or contain any conditions precedent to, the Financing). For all purposes of this Agreement, (x) the term “Financing Commitment” shall be deemed to include any financing commitments or definitive financing agreements with respect to any Alternative Financing, (y) the term “Financing” shall be deemed to include any Alternative Financing and (z) the term “Financing Agreements” shall be deemed to include any definitive financing agreements with respect to any Alternative Financing.

(e) If any condition or other provision of the Financing Commitments is amended, supplemented or modified, in any material respect, or if any Alternative Financing is obtained for any portion of the Financing, in each case, in accordance with Sections 6.08 (c) and (d), then each of Parent and the Company shall comply with its covenants set forth herein with respect to the Financing Commitments, as so amended, modified or waived and with respect to such Alternative Financing to the same extent that Parent and the Company would have been obligated to comply with respect to the Financing, as the case may be.

(f) From the date hereof until the earlier of (i) the Closing Date and (ii) termination of this Agreement pursuant to Section 8.01, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, and shall use its reasonable best efforts to cause the respective Representatives of the Company and its Subsidiaries to use reasonable best efforts, in each case at the Parent’s sole cost and expense, to cooperate with Parent and Merger Sub, as such cooperation may be reasonably required or requested in connection with the Financing, including: (A) participating in meetings, presentations, road shows and rating agency sessions, drafting sessions and due diligence sessions, including participation by senior management of the Company and participation in sessions with prospective Financing sources and potential lenders or investors in the Financing, including direct contact between senior management of the Company and its Subsidiaries, on the one hand, and the Financing Sources and potential lenders or investors in the Debt Financing on the other hand, in each case to the extent reasonably necessary for the Financing; (B) furnishing Parent, the Financing Sources and potential lenders or investors in the Debt Financing with the Required Information; (C) assisting Parent and the Financing Sources in the preparation of (i) offering memoranda, private placement memoranda, prospectuses and similar documents for any portion of the Financing (“Offering Documents”) identifying any portion of any Company information contained in any Offering Documents that constitute material non-public information and (ii) materials for rating agency presentations and lender and investor presentations, business projections (with respect to Company information only), bank confidential information memoranda and similar documents in connection with the Financing; (D) cooperating with the marketing and syndication efforts for any portion of the Financing (including using reasonable best efforts to ensure that the syndication efforts benefit from the Company’s existing lending relationships and arranging for reasonable direct contact between senior management and the Representatives of the Company with prospective Financing Sources); (E) using reasonable best efforts to obtain customary legal opinions, consents (including consents with respect to inclusion of the Company’s financial statements in any prospectus or offering memorandum or similar documents for any portion of the Financing) and customary comfort letters (which letters such accountants have confirmed they are prepared to issue upon pricing and at closing of any applicable Financing (with respect to any debt securities)) of the Company’s independent accountants (including “negative assurance” comfort) and execute any customary representation letters to the accountants in connection therewith; (F) furnishing promptly, to the extent reasonably requested by the Financing Sources, all documentation and other information about the Company that is required by any Governmental Authority with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; (G) providing customary authorization letters to the Financing Sources authorizing the distribution of information pertaining to the Company and its Subsidiaries to prospective lenders and containing a customary “10b-5” representation with respect to information provided by the Company and its Subsidiaries and a customary representation that the “public side” versions, if any, of the relevant documents do not include material non-public information with respect to the Company, (H) using reasonable best efforts to assist in the preparation of one or more credit agreements, indentures, purchase agreements and other definitive financing documents as may be reasonably requested by the Parent, (I) reasonably cooperating in satisfying the conditions precedent set forth in the Financing Commitments or any Financing Agreement to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries and (J) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered on the Closing Date relating to all indebtedness to be paid off, discharged and terminated on the Closing Date. Notwithstanding the foregoing: (I) except to the extent necessary to authorize actions set forth in clauses (A) through (J) in the immediately preceding sentence or to authorize actions set forth in Section 6.08(g), none of the Company or any of its Subsidiaries or any Persons who are directors of the Company shall be required to pass resolutions or consents to approve or authorize the execution of the Financing or any documents or instruments with respect to the Financing, and no such corporate action that may be taken by the Company, any of its Subsidiaries or any such Persons shall be required to be effective prior to the Effective Time; (II) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Effective Time (other than authorization and representation and warranty letters described in clauses (E) and (G) above); (III) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to (w) pay any commitment or other similar fee in connection with the Financing, (x) have any liability or obligation prior to the Effective Time under any agreement, certification or other document related to the Financing, except in connection with the transactions contemplated by Section 6.08(g), (y) incur any other expense (other than out-of pocket and other immaterial expenses incurred in cooperating with Parent and Merger Sub pursuant to this Section 6.08(f), it being understood that all such expenses shall be subject to reimbursement by Parent in accordance with this Section 6.08(f)) in connection with the Financing or (z) provide indemnification under any agreement, except in connection with the transactions contemplated by Section 6.08(g), in each case prior to the Effective Time; (IV) no obligation set forth herein shall unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries; (V) no obligation set forth herein will require the Company or any of its Subsidiaries to take any action that will conflict with or violate any of their Contracts or Governing Documents or applicable Law; (VI) assets excluded as collateral under the Company’s Credit Agreement, including Real Property and vehicles, shall not be available as collateral to secure the Financing; and (VII) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to furnish the Parent or any of the Financing Sources with any of the following: (a) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes,” (b) risk factors relating to all or any component of the Financing, (c) in the case of pro forma data, (x) any post-Closing or pro forma projections, cost savings, synergies, capitalization, ownership or other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by Parent to be reflected in such pro forma data, and (y) any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which information and assumptions shall be the responsibility of Parent; and (d) any Subsidiary or other financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X or Compensation Discussion and Analysis required by Regulation S-K Item 402(b), except to the extent already contained in the Company’s reports filed with or furnished to the SEC. Nothing contained in this Section 6.08(f) or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an issuer or other obligor with respect to the Financing or to be a registrant under a Securities Act registration statement. The Company hereby consents to the use of the Company’s logos in connection with the marketing of the Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(g) At the reasonable request of Parent, prior to the Effective Time, the Company shall use its reasonable best efforts to cooperate with Parent and Merger Sub in obtaining any consents or waivers to, and giving notices of redemption in respect of, its Scheduled Indebtedness, provided that none of the foregoing shall be required to be effective prior to the Effective Time and no irrevocable notice of redemption shall be given prior to the Effective Time. At the reasonable request of Parent, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to commence consent solicitations or issuer tender or exchange offers with respect to any applicable Scheduled Indebtedness of the Company and its Subsidiaries (“Consent/Tender Offers”), in each case in consultation with Parent. All Consent/Tender Offers shall be in accordance with applicable Law and the documents governing the Scheduled Indebtedness and shall be on such terms and conditions as reasonably specified by Parent in consultation with the Company; provided, however, that all Consent/Tender Offers (and all obligations to make any payments to holders of all or any portion of any Scheduled Indebtedness in connection therewith or to modify the terms or provisions of any Scheduled Indebtedness) shall be conditioned upon the consummation of the Merger, and shall terminate immediately upon the termination of this Agreement prior to the Effective Time. The Company shall retain the financial institution reasonably requested by Parent to act as sole solicitation agent, sole dealer manager or both in connection with the Consent/Tender Offers. In addition, at the reasonable request of Parent, the Company shall use its reasonable best efforts to assist Parent in arranging for the Company or Parent to repay any outstanding Indebtedness under the Credit Agreement effective at the Effective Time.

(h) Prior to the Closing, the Company shall use its reasonable best efforts to negotiate with the Calculation Agent to minimize the costs to the Company (or the Surviving Corporation) associated with the cancellation of the Company Warrants that will be caused by the consummation of the Transactions. The Company shall include Parent, and Parent shall be entitled to participate, in any discussions or negotiations between the Company and the Calculation Agent or any other Person in respect of the cancellation and settlement of the Company Warrants and, without Parent’s prior written consent (not to be unreasonably withheld), the Company shall not make any payment with respect to, or settle or agree to any settlement in respect of, the Company Warrants.

(i) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent, Merger Sub or any of their respective Financing Sources or other Representatives pursuant to this Section 6.08 shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(j) Notwithstanding anything to the contrary contained in this Agreement, the condition set forth in Section 7.02(b), as it applies to the Company’s obligations under Section 6.08(f), (g) and (h) shall be deemed satisfied unless the Company’s breaches of its obligations under Section 6.08(f), (g) and (h) prevented Parent or Merger Sub from having funds available to fund the aggregate Merger Consideration, the Proposed Refinancing and related fees, expenses, accrued interest and premiums.

(k) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company or its Subsidiaries or their respective Representatives in connection with the cooperation described in Section 6.08(f) and Section 6.08(g) and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for and against any and all losses, claims, costs and expenses actually suffered or incurred by them, as incurred, in connection with the arrangement of the Financing or any action taken by them at the request of Parent or Merger Sub pursuant to Section 6.08(f) and Section 6.08(g), except in the event it is determined by a competent court in a final and non-appealable judgment that such losses result from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company, any of its Subsidiaries or any of their respective Representatives, and pending any such judgment, Parent shall promptly pay (and advance all expenses in connection with) all such indemnification claims.

(l) If the Term Facility, Bridge Facility and/or Debt Securities (each as defined in the Financing Commitments) have all funded (or all conditions to funding have been satisfied other than filing the appropriate merger certificates with the Louisiana and Delaware secretaries of state and consummation of the Merger) on or prior to the Closing Date and Parent has insufficient cash on hand and/or availability under the Revolving Facility or Replacement Revolving Facility (as defined in the Financing Commitments) to finance the payment of the aggregate Merger Consideration, the Proposed Refinancing and related fees, expenses, accrued interest and premiums, such event shall constitute a “knowing and intentional breach” of this Agreement.

(m) Parent and Merger Sub acknowledge and agree that neither the receipt of the Financing (including, for the avoidance of doubt, any Alternative Financing), nor the completion of any issuance of securities contemplated by the Financing, nor the availability of cash at the Company to be used to consummate the Transactions, is a condition to the Closing.

SECTION 6.09 Further Action. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable (and in any event no later than the Extended Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain promptly (and in any event no later than the Extended Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary, proper or advisable to consummate the Transactions, (iii) defend any Action by a Governmental Authority or third party challenging this Agreement or the consummation of the Transactions and (iv) obtain all material consents, approvals or waivers from third parties necessary to consummate the Merger; provided that the Company shall not be required to make any payments or offer or grant any accommodation (financial or otherwise) as a condition to the procurement of any such third-party consent, approval or waiver.

(b) Each party hereto agrees to (1) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within fourteen (14) Business Days of the date of this Agreement, and (2) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Subject to the limitation in Section 6.09(d), Parent agrees to use its reasonable best efforts to obtain the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act, including but not limited to: (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating, entering into or modifying existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any joint venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing) (each a “Divestiture Action”) in an effort to ensure that no Governmental Authority enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger. Parent may condition the entry of a Divestiture Action on consummation of the Merger. Subject to the limitation in Section 6.09(d), in the event a Governmental Authority institutes (or threatens to institute) any action challenging the Transactions as violative of any Antitrust Law, Parent and the Company shall cooperate and use reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by pursuing administrative or judicial appeal, and Parent shall take all action necessary, including but not limited to any Divestiture Action, in an effort to resolve such action so as to permit such consummation be satisfied as promptly as practicable (and in any event no later than the Extended Outside Date). To assist Parent in complying with its obligations set forth in this Section 6.09, at Parent’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Divestiture Action; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing.

(c) Without limiting the generality of Section 6.09(b), in the event the Company or Parent receives a Second Request in connection with the Transactions, such party will comply with such Second Request as provided by the HSR Act not more than ninety (90) days from the date of service of the Second Request. For purposes of this provision, a party shall be deemed to have complied with any such request by providing a response that the party in good faith believes to be in substantial compliance notwithstanding any Governmental Authority’s ultimate refusal to certify substantial compliance within the ninety (90) day period. In the event that a party receives a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a Second Request, such party shall comply with such subpoena or civil investigative demand not more than ninety (90) days from the date of service of the subpoena or civil investigative demand. In the event the Governmental Authority disputes the adequacy of compliance by a party with respect to a Second Request, subpoena, or civil investigative demand, the party shall endeavor to satisfy the Governmental Authority so as to minimize any delay in the conduct or resolution of the investigation. For purposes of determining the Additional Per Share Consideration (if any), the number of days included in the

Ticking Fee Period shall be reduced by one day for each day following the later of (i) the sixtieth (60th) day from the date of service of the Second Request and (ii) the date on which Parent, but not the Company, has certified substantial compliance with a Second Request until, in each case, the day on which the Company certifies substantial compliance with such Second Request.

(d) Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to agree to any Divestiture Action(s) where such Divestiture Action(s), collectively, would result in a loss of EBITDA generated by Parent or the Company, or any of their respective Subsidiaries, collectively, in excess of $60.0 million based on the EBITDA calculations set forth in Schedule 6.09(d); provided, however, that any sale or other disposal, or holding separate and agreeing to sell or otherwise dispose, of assets required to comply with Wisconsin Statutes §§ 157.067(2) and 445.12(6) shall be disregarded for purposes of determining any loss of EBITDA pursuant to this Section 6.09(d); provided further that nothing herein shall relieve Parent of its obligations under Section 8.03. Parent agrees to sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, such assets of Parent or the Company, or any of their respective Subsidiaries, to ensure compliance with such Wisconsin Statutes so as to enable the Closing to occur as promptly as reasonably practicable and in no event later than the Extended Outside Date; provided, however, that the consummation of any such sale or other disposal or hold separate shall be conditioned upon the Closing. To assist Parent in complying with its obligations set forth in this Section 6.09(d), at Parent’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any such sale or other disposal or hold separate; provided, however, that the consummation of any such sale or other disposal or hold separate shall be conditioned upon the Closing.

(e) The Company and its Subsidiaries shall not, but Parent may, if in its good faith judgment it determines (after consulting in advance with the Company and in good faith taking the Company’s views into account) that the taking of such action would enhance the likelihood of obtaining any necessary antitrust, competition, fair trade or similar clearance by the Outside Date or the Extended Outside Date, as applicable, enter into an agreement with a Governmental Authority not to consummate the Transactions or agree to withdraw and refile under the HSR Act or any other applicable Antitrust Law.

(f) Each of the Company and Parent shall, in connection with the Transactions, with respect to actions taken on or after the date of this Agreement, without limitation: (i) promptly notify the other of, and if in writing, furnish the other with copies of any communications from or with any Governmental Authority with respect to the Transactions; (ii) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Authority; (iii) not participate in any substantive meeting or have any substantive communication with any Governmental Authority unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein; (iv) furnish the other party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Authority with respect to the Transactions; provided, however, that such material may be redacted as necessary to (A) comply with contractual arrangements, (B) address legal privilege or confidentiality concerns and (C) comply with applicable Law; and (v) furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Authority. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.09 as “Antitrust Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and designated in house counsel of Parent approved by the Company and will not be disclosed by such outside counsel or in-house counsel to directors, officers, other employees, potential Financing Sources or other Representatives of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent as the case may be) or its outside legal counsel. Notwithstanding anything to the contrary in this Section 6.09, materials provided to the other party or its outside legal counsel may be redacted to remove references concerning the valuation of the Company and its Subsidiaries or as regards Parent’s plans for conducting its business or that of the Company and its Subsidiaries after consummation of the Transactions.

(g) In the event of any Action by a Governmental Authority or other third party challenging the Transactions, each of Parent, Merger Sub and the Company shall cooperate with each other and use their respective reasonable best efforts to respond to and contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions prior to the Extended Outside Date. Notwithstanding anything to the contrary in this Section 6.09, with respect to Antitrust Laws, Parent shall be entitled to direct and control all communications, strategy and defense of the Transactions in any Action by, or negotiations with, any Governmental Authority or other Person relating to the Transactions or regulatory filings. For avoidance of doubt, neither the Company nor any of its Subsidiaries shall make any offer, acceptance or counter-offer or otherwise engage in negotiations or discussions with any Governmental Authority or other Person with respect to any Divestiture Action required to permit the consummation of the Transactions by the Extended Outside Date or any sale or other disposal or hold separate required to comply with Wisconsin Statutes §§ 157.067(2) and 445.12(6), except in either case as required by the Governmental Authority or as specifically requested by or agreed with Parent. Nothing herein shall relieve Parent of its obligations under Section 6.09(f).

(h) Each of the Company and Parent shall not, and shall not permit their respective Affiliates to, take any action or enter into any transaction, the effect of which is to impair, delay or prevent any required approvals, or expiration of the waiting period, under the Antitrust Laws.

SECTION 6.10 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.11 Subsequent Financial Statements. The Company shall, if practicable, provide Parent copies of its financial results for any period after the date of this Agreement prior to making publicly available such financial results and prior to filing any report or document with the SEC after the date of this Agreement.

SECTION 6.12 Public Announcements. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with any applicable national securities exchange or any national securities quotation system, and subject to the parties’ obligations under Section 6.09, each of Parent and the Company shall use its reasonable best efforts to consult with the other, and shall reasonably consider all additions, deletions or changes suggested by the other party in connection therewith, before issuing any press release or public statement with respect to this Agreement or any of the Transactions. Nothing in this Section 6.12 shall affect the rights of the Company to make disclosures and communications permitted by Section 6.04.

SECTION 6.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 under the Exchange Act, any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each officer or director of the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the Transactions) with respect to equity securities of the Company.

SECTION 6.14 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 6.15 Affiliate Transactions. Prior to the Effective Time, the Company shall take all actions necessary to terminate, and shall cause to be terminated, each Affiliate Transaction, except for (a) the Affiliate Transactions listed in Section 6.15 of the Company Disclosure Schedule and (b) any Affiliate Transactions that will automatically terminate in accordance with their terms upon consummation of the Merger, in each case without any further liability or obligation of the Company or the Surviving Corporation and, in connection therewith, the Company (or its applicable Subsidiary) shall use commercially reasonable efforts to obtain from the other party or parties to each such Affiliate Transaction a release in favor of the Company and its Affiliates from any and all liabilities or obligations arising out of such Affiliate Transaction.

SECTION 6.16 Termination of Trading and Deregistration. Immediately prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to cause the trading in Company Common Stock on the NASDAQ to be terminated, and to enable the deregistration of the Company Common Stock under the Exchange Act, in each case as promptly as practicable after the Effective Time.

SECTION 6.17 Shareholder Litigation. The Company shall give Parent (subject to a customary joint defense agreement) the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or any of its directors or officers relating to this Agreement or the Transactions, whether commenced prior to or after the date hereof. Without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not (a) settle or offer to settle any such litigation, (b) indemnify any Person against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any such litigation, or provide to any Person advancement of expenses in connection with any such litigation, in each case except as required by the Governing Documents of the Company or any of its Subsidiaries or any Contract to which the Company or any of its Subsidiaries is a party, in any case, in effect as of the date hereof, or (c) authorize, commit or agree to take any of the actions described in either of the foregoing clauses (a) or (b).

SECTION 6.18 Takeover Laws. The Company, acting through the Company Board, shall (a) use reasonable best efforts to ensure that no Takeover Law (other than LBCL Sections 92(G) and 130-130.2) is or becomes applicable to this Agreement or the Transactions, including the receipt of the Merger Consideration by the shareholders of the Company, and (b) if any Takeover Law becomes applicable to this Agreement or the Transactions, use reasonable best efforts to take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement and the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable Law) waiver of the following conditions:

(a) Company Shareholder Approval. This Agreement shall have been approved by the requisite affirmative vote of the shareholders of the Company in accordance with applicable Law and the Company’s Governing Documents.

(b) No Restraints. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Transactions (any such Order, a “Restraint”).

(c) Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any agreement with a Governmental Authority not to consummate the Transactions shall have expired or been terminated.

SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable Law) waiver of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01 and Section 3.03 shall be true and correct in all respects, except for de minimis errors, as of the date of this Agreement and as of the Effective Time as though made at the Effective Time (except to the extent expressly made as of a specific date, in which case as of such date), (ii) the representations and warranties of the Company contained in Section 3.04 shall be true and correct in all respects, as of the date of this Agreement and as of the Effective Time as though made at the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), as of the date of this Agreement and as of the Effective Time as though made at the Effective Time (except to the extent expressly made as of a specific date, in which case as of such date), except, in the case of clause (iii), where the failure of such representations and warranties of the Company to be so true and correct has not had a Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by the President of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or (to the extent permitted by applicable Law) waiver of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub in Section 4.02 shall be true and correct in all respects, as of the date of this Agreement and as of the Effective Time as though made at the Effective Time, and (ii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” set forth therein), as of the date of this Agreement and as of the Effective Time as though made at the Effective Time (except to the extent expressly made as of a specific date, in which case as of such date), except in the case of clause (ii), where the failure of such representations and warranties of Parent and Merger Sub would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed by the President of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the board of directors of the terminating party, notwithstanding any requisite approval of this Agreement and the Transactions by the shareholders of the Company, as follows:

(a) by mutual written consent of Parent and the Company; or

(b) by either Parent or the Company if:

(i)	the Effective Time shall not have occurred on or before December 30, 2013 (the “Outside Date”); provided, however, that if on the Outside Date all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing would have been so satisfied if the Closing would have occurred) other than the conditions set forth in Section 7.01(b) (to the extent such Restraint arises under any Antitrust Law and shall not have become final and nonappealable) or Section 7.01(c), then either Parent or the Company may extend the Outside Date for an additional sixty (60) days (as extended, the “Extended Outside Date”) by delivery of written notice of such extension to the other party not less than three (3) Business Days prior to the Outside Date if the party delivering such notice reasonably believes that the conditions in Sections 7.01(b) and 7.01(c) are reasonably likely to be satisfied on or before the Extended Outside Date; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose knowing and intentional breach of this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date or the Extended Outside Date, as applicable;

(ii)	any Restraint having the effect set forth in Section 7.01(b) hereof shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement under this Section 8.01(b)(ii) shall have complied in all material respects with its obligations under Section 6.09; or

(iii)	the Company Shareholders’ Meeting shall have concluded (after any permitted postponement or adjournments thereof) and the Company Shareholder Approval shall not have been obtained; or

(c) by Parent:

(i)	upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement such that a condition set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied and such breach cannot be cured or has not been cured within fifteen (15) days of the receipt by the Company of written notice thereof from Parent (and in any event prior to the Outside Date or the Extended Outside Date, as applicable); provided, however, that, Parent or Merger Sub shall not then be in material breach of this Agreement; or

(ii)	in the event an Adverse Recommendation Change has occurred; or

(iii)	the Company shall have knowingly and intentionally breached in any material respect its obligations under Section 6.01(b), Section 6.02 or Section 6.04; or.

(d) by the Company:

(i)	upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that a condition set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied and such breach cannot be cured or has not been cured within fifteen (15) days of the receipt by Parent of written notice thereof from the Company (and in any event prior to the Outside Date or the Extended Outside Date, as applicable); provided, however, that, the Company shall not then be in material breach of this Agreement;

(ii)	at any time prior to the Company Shareholder Approval, in order to enter into any Superior Proposal Agreement, if the Company has complied in all material respects with its obligations under Section 6.04(d); provided, however, that any such purported termination by the Company pursuant to this Section 8.01(d)(ii) shall be void and of no force or effect unless the Company prior to or concurrently with such termination pays to Parent the Termination Fee in accordance with Section 8.03(b)(iv); or

(iii)	if (A) all of the conditions set forth in Sections 7.01 and 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement, (B) the Company has indicated by written notice to Parent and Merger Sub that the Company is ready, willing and able to consummate the Closing and (C) Parent and Merger Sub shall have failed to consummate the Closing by the day that is (1) ten (10) Business Days following the delivery of such notice by the Company or (2) in the event Parent has complied in all material respects with its obligations in Section 6.08, but the Financing Sources fail to fund in accordance with the terms of the Financing Commitments all or a portion of the funds necessary to consummate the Merger, thirty (30) days following the delivery of such notice by the Company.

SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 6.03(b) and Parent’s obligations to pay Expenses and provide the indemnification set forth in Section 6.08, (b) the provisions of Section 8.02 and Section 8.03 and of Article IX shall survive any such termination of this Agreement and (c) nothing herein shall relieve any party from liability for fraud or, except as set forth in Section 8.03, knowing and intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination. For avoidance of doubt, breach of the Voting Agreement by one or more of the Shareholders named therein shall not constitute a breach by the Company of this Agreement. A breach of the Voting Agreement by one or more of the Shareholders named therein shall not permit Parent to terminate this Agreement or excuse performance by Parent and Merger Sub of their obligations pursuant to this Agreement.

SECTION 8.03 Fees and Expenses. (a) Except as set forth in Section 6.08 and this Section 8.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including all fees and expenses of legal counsel, accountants, investment bankers, Financing Sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under any Antitrust Law, the financing of all or a portion of the Merger Consideration or the Proposed Refinancing and all other matters related to the consummation of the Transactions.

(b) The Company agrees that, if:

(i)

(A) after the date of this Agreement, any bona fide Significant Competing Transaction shall have been publicly announced and not withdrawn prior to the Company Shareholders’ Meeting and this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(iii) or by Parent pursuant to Section 8.01(c)(i) and (B) concurrently with or within twelve (12) months after such termination, any definitive agreement providing for such Significant Competing Transaction shall have been entered into by the Company or such Significant Competing Transaction shall have been consummated, then the Company shall pay to Parent a fee equal to $27.5 million (the “Termination Fee”) (less any amounts already paid by the Company pursuant to Section 8.03(b)(ii)), which amount shall be payable in immediately available funds, upon the earlier of consummation of the Significant Competing Transaction or the date on which the Company enters into the agreement providing for such Significant Competing Transaction, as applicable; provided, however, that nothing in this Section 8.03(b)(i) shall preclude Parent from recovering the Termination Fee pursuant to Section 8.03(b)(iii) in the event it becomes due and payable as contemplated therein;

(ii)	if this Agreement is terminated by Parent pursuant to Section 8.01(b)(iii) and neither Parent nor Merger Sub is in material breach of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement, then the Company shall reimburse Parent for documented Expenses up to a maximum of $10.0 million , in immediately available funds, within one (1) Business Day after submission by Parent of statements therefor, it being understood that such reimbursement shall not preclude Parent from recovering the Termination Fee pursuant to Section 8.03(b)(i) or Section 8.03(b)(iii) in the event it becomes due and payable as contemplated therein, provided that any amount paid by the Company pursuant to this Section 8.01(b)(ii) shall be offset against any Termination Fee;

(iii)	this Agreement is terminated by Parent pursuant to Section 8.01(c)(ii) or 8.01(c)(iii), then the Company shall pay to Parent the Termination Fee in immediately available funds within two (2) Business Days of the date of such termination; or

(iv)	this Agreement is terminated by the Company pursuant to Section 8.01(d)(ii), then the Company shall pay to Parent prior to or concurrently with such termination the Termination Fee in immediately available funds.

Parent agrees that in no event shall Parent be entitled to receive more than one Termination Fee in accordance with this Section 8.03(b) and in the event that the Company pays to Parent the Termination Fee, the Company shall have no further liability to Parent or Merger Sub arising out of the termination of this Agreement, except in the case of fraud.

(c) Parent and Merger Sub agree that in the event that

(i)	(A) this Agreement has been terminated by either the Company or Parent pursuant to Section 8.01(b)(i) and (B) the condition set forth in Section 7.01(b) or Section 7.01(c) has not been satisfied as of the date of such termination (other than as a result of any knowing and intentional breach of this Agreement by the Company) but all other conditions to the Merger set forth in Section 7.01 and Section 7.02 shall otherwise have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions would have been satisfied if the Closing Date were the date of such termination);

(ii)

(A) this Agreement has been terminated by either the Company or Parent pursuant to Section 8.01(b)(ii) and (B) the condition set forth in Section 7.01(b) or Section 7.01(c) has not been satisfied as of the date of such termination (other than as a result of any knowing and intentional breach of this Agreement by the Company) but all other conditions to the Merger set forth in Section 7.01 and Section 7.02 that are capable of being satisfied as of such date shall otherwise have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but which conditions would have been satisfied if the Closing Date were the date of such termination); or

(iii)	the Company has terminated this Agreement pursuant to Section 8.01(d)(iii);

then, in any such case, Parent shall pay to the Company a fee equal to up to $75.0 million, of which $50.0 million shall be paid concurrently with such termination (in the case of a termination by Parent) or within two (2) Business Days following such termination (in the case of a termination by the Company) and an additional $25.0 million shall be payable when and if required by Section 8.03(d) (collectively, the “Parent Termination Fee”), which amounts shall be payable in immediately available funds.

(d) In the event the Parent Termination Fee is payable pursuant to Section 8.03(c), the Company shall, within sixty (60) days from the date this Agreement is terminated, elect (by written notice to Parent) to either (i) accept the remaining $25.0 million of the Parent Termination Fee in full satisfaction of its rights under this Agreement, or (ii) pursue its other rights or remedies under law or at equity, including specific performance and damages arising out of knowing and intentional breach of this Agreement by Parent and/or Merger Sub. In the event the Company elects to accept remaining $25.0 million of the Parent Termination Fee (or fails to make a timely election, in which case it will be deemed to have accepted the remaining $25.0 million of the Parent Termination Fee), Parent shall promptly pay to the Company the remaining $25.0 million of the Parent Termination Fee against receipt from the Company of an appropriate release of claims under this Agreement, in which case Parent and Merger Sub shall have no further liability to the Company arising out of this Agreement. In the event the Company elects to pursue its other rights or remedies under law or at equity, Parent and the Company shall enter into a customary escrow agreement with a nationally recognized, mutually agreed upon escrow agent (the “Escrow Agent”) and Parent shall deposit an amount equal to $25.0 million with the Escrow Agent, to be held in trust, until the parties give joint written instructions to the Escrow Agent as to the disbursement of such amount or until receipt by the Escrow Agent of a final and non-appealable judgment (including dismissal) from a court of competent jurisdiction. If such judgment is (A) a dismissal, then the Escrow Agent shall release to Parent the full amount in escrow and Parent and Merger Sub shall have no further liability to the Company arising out of this Agreement or (B) an award for damages to the Company, then the Escrow Agent shall release to the Company (1) if the award is greater than or equal to the Parent Termination Fee, the full amount in escrow or (2) if the award is less than the Parent Termination Fee, an amount equal to such award (less the $50.0 million previously paid to the Company, it being understood that the Company shall not be required to return to Parent any of the $50.0 million previously paid by Parent), with the balance of the amount in escrow released to Parent. To the extent the amount of the award for damages to the Company exceeds the aggregate amount of the Parent Termination Fee, Parent shall pay to the Company, in immediately available funds, the amount of such excess in accordance with the terms of such judgment. The Company agrees that in no event shall the Company be entitled to receive more than one Parent Termination Fee. The fees and expenses of the Escrow Agent shall be borne equally by Parent and the Company. For the avoidance of doubt, the Company may pursue both a grant of specific performance in accordance with Section 9.08 and the payment of the Parent Termination Fee under Section 8.03(c) and Section 8.03(d); provided that in no event shall the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Parent Termination Fee.

(e) Each of the parties acknowledges that the agreements contained in this Section 8.03 are an integral part of this Agreement and the Transactions. In the event that the Company shall fail to pay the Termination Fee or any Parent Expenses when due or Parent shall fail to pay the Parent Termination Fee or any Company Expenses pursuant to Section 6.08 when due, the non-breaching party shall be entitled to recover the costs and expenses actually incurred or accrued by such non-breaching party (including fees and expenses of legal counsel), as applicable, in connection with the collection under and enforcement of this Section 8.03, together with interest on such unpaid fee and Expenses at the prime rate published in the Wall Street Journal, Eastern Edition, commencing on the date that such fee or such Expenses became due.

SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, notwithstanding anything to the contrary set forth herein, Sections 8.02, 8.04, 8.05, 9.06, 9.07, 9.11 and 9.12 (in each case, together with any related definitions and other provisions of this Agreement to the extent an amendment, modification, termination or waiver thereof would serve to modify the substance or provisions of such Sections) may not be amended, modified, waived or terminated in a manner that is adverse to any Financing Source without the prior written consent of each Financing Source; provided, further, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment, modification, termination or waiver of any provision of this Agreement may (a) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the Shares, (b) alter or change any term of the articles of incorporation of the Surviving Corporation to be effected by the Merger or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any class or series of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05 Waiver. Subject to the provisos in Section 8.04, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and/or (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non Survival of Representations and Warranties. None of the representations and warranties in this Agreement or any instrument delivered pursuant to this Agreement shall survive the Merger.

SECTION 9.02 Notices. Except for notices that are expressly permitted by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email, by reputable overnight delivery service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Service Corporation International

1929 Allen Parkway

Houston, Texas 77019

Attention: Greg Sangalis

Email: Gregory.Sangalis@Sci-us.com

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Attention: John A. Marzulli, Jr.

                 Robert M. Katz

Email: jmarzulli@shearman.com

Email: rkatz@shearman.com

if to the Company:

Stewart Enterprises, Inc.

1333 South Clearview Parkway

Jefferson, Louisiana 70121

Attention: Lewis J. Derbes, Jr.

Email: ljderbes@stei.com

with a copy to:

Jones Walker LLP

8555 United Plaza Boulevard, Suite 500

Baton Rouge, Louisiana 70809

Attention: Dionne M. Rousseau

Email: drousseau@joneswalker.com

SECTION 9.03 Certain Definitions. (a) For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Bankruptcy Exceptions” means the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

“Beneficial Owner” and derivatives thereof, with respect to any Shares, mean the beneficial ownership of such Shares as determined under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York, New Orleans, Louisiana or Houston, Texas.

“Calculation Agent” has the meaning ascribed to such term in the Confirmations.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent on the date hereof.

“Company Equity Plans” means, collectively, the Amended and Restated Stewart Enterprises, Inc. 2010 Stock Incentive Plan, the Stewart Enterprises, Inc. 2007 Stock Incentive Plan and the Stewart Enterprises, Inc. Amended and Restated 1995 Incentive Compensation Plan.

“Company Warrants” means, collectively, the warrants issued by the Company to Merrill Lynch Financial Markets, Inc. on June 21, 2007, in connection with the Company’s issuance of the Senior Convertible Notes, as memorialized in the Confirmations.

“Confirmations” means the two (2) Confirmations of OTC Warrant Transaction, each dated June 21, 2007, between Merrill Lynch Financial Markets, Inc. and the Company.

“Contract” means, with respect to any Person, any written or oral agreement, arrangement, indenture, debt instrument, contract, lease or other binding commitment to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Credit Agreement” means the Third Amended and Restated Credit Agreement, dated April 20, 2011 by and among the Company, Empresas Stewart-Cementerios and Empresas Stewart-Funerarias, as borrowers, Bank of America, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto.

“Credit Documents” means (a) the Indenture governing the Company’s Senior Notes; (b) each of the Indentures governing the Company’s Senior Convertible Notes; and (c) the Credit Agreement.

“Environmental Laws” means any United States federal, state or local or non United States Laws relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of, or exposure to, Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Exchange Act” means the Securities Exchange Act of 1934.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation.

“Governmental Authority” means any federal, national, foreign, supranational, state, county, local or other government, governmental, regulatory or administrative authority, agency, commission or stock exchange or any court, tribunal, or judicial or arbitral body of competent jurisdiction, including self-regulatory organizations.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, toxic mold, asbestos and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Hedging Agreement” shall mean any (i) interest rate swaps, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swaps, cross-currency rate swaps, currency options, spot contracts or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (ii) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., the International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such agreement, and including the Senior Convertible Notes Hedges.

“Indebtedness” means, with respect to the Company and its Subsidiaries (a) all indebtedness, whether or not contingent, for borrowed money or amounts owed or indebtedness issued in substitution for or exchange of indebtedness for borrowed money, (b) obligations evidenced by notes, bonds, debentures or other similar instruments, (c) obligations under leases (contingent or otherwise, as obligor, guarantor or otherwise) required to be accounted for as capitalized leases pursuant to GAAP; (d) obligations for amounts drawn under acceptances, letters of credit, contingent reimbursement liabilities with respect to letters of credit or similar facilities, (e) any liability for the deferred purchase price of property or services, contingent or otherwise, as obligor or otherwise, other than accounts payable incurred in the ordinary course of business, (f) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing and (g) all obligations referred to in clauses (a) through (f) of this definition of another Person guaranteed by the Company or any of its Subsidiaries or secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) a Lien upon property or assets owned by the Company or any of its Subsidiaries, whether or not the Company or any such Subsidiary has assumed or become liable for the payment of such indebtedness.

“Indemnification Contracts” means the Indemnity Agreements between the Company and each of the directors of the Company, as amended, as of the date of this Agreement.

“Intellectual Property” means (i) United States, non-United States and international patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.

“IRS” means the Internal Revenue Service.

“Knowledge of the Company” or “Company’s Knowledge,” or a variation thereof, means the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer, Executive Vice President – Operations and Sales, Senior Vice President – Senior Administrative Officer, and Senior Vice President – Finance/Chief Accounting Officer.

“Law” means any federal, national, foreign, supranational, state, county, provincial or local statute, law, ordinance, regulation, rule, code, requirement or rule of law.

“Lien” means any Order, mortgage, pledge, security interest, encumbrance, lien, adverse claim or charge.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to (a) be materially adverse to the business, financial condition, assets, liabilities or continued results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevent the Company from performing its material obligations under this Agreement; provided, however, that the foregoing clause (a) shall not include any event, circumstance, change or effect resulting from (i) changes in general economic conditions or changes in the financial or securities markets in general that do not have a materially disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries, taken as a whole, (ii) any changes in regulatory, legislative, or political conditions or general changes in the death care industry, which do not have a materially disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries, taken as a whole, (iii) changes in applicable Law or GAAP (or authoritative interpretations thereof), (iv) the public announcement or pendency of the Transactions or any shareholder litigation relating to this Agreement or the

Transactions, (v) (A) any action required or expressly contemplated by the Agreement or (B) any action taken at the request of, or with the written consent of, Parent or Merger Sub, (vi) any failure, in and of itself, by the Company to meet any projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or any decline in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that the underlying facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect), or (vii) any changes in geopolitical conditions or the outbreak or escalation, or any acts, of hostilities, war (whether or not declared), sabotage or terrorism.

“Multiemployer Plan” means a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

“Multiple Employer Plan” means a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary of the Company could incur liability under Section 4063 or 4064 of ERISA.

“Order” means any judgment, decree, award or judicial, administrative, executive or legislative order.

“Permitted Liens” means (a) statutory Liens of landlords, (b) mechanic’s, materialmen’s, carriers’, repairers’ and other Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith and for which adequate reserves are maintained on the consolidated financial statements of the Company as of the Closing Date in conformity with GAAP consistently applied; (c) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date (or which may be paid thereafter without penalty), or which are being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established in accordance with GAAP; (d) encumbrances and restrictions on real property (including easements, covenants, conditions, reservations, rights of way, encroachments and similar restrictions) that do not materially interfere with the Company’s or any of its Subsidiaries’ present uses or occupancy of such real property; (e) Liens securing the obligations of the Company and its Subsidiaries under the Credit Agreement; (f) Liens permitted by the Credit Agreement; (g) Liens granted to any lender at the Closing in connection with any financing by Parent or Merger Sub of the Transactions; (h) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Company and its Subsidiaries; (i) any right, interest, Lien or title of a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement but only to the extent such right, interest, Lien or title extends to the property being leased or licensed; and (j) Liens arising from such imperfections of title, if any, that do not materially interfere with the present value of the subject property.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Required Information” means (i) the Company’s audited consolidated balance sheets and related statements of operations, shareholders’ equity and cash flows for the three most recently completed fiscal years ended at least 90 days before the Closing Date, (ii) the Company’s unaudited consolidated balance sheets and related statements of operations, shareholders’ equity and cash flows for each subsequent fiscal quarter ended at least 45 days before the Closing Date (other than the fourth fiscal quarter) (and comparable periods for the prior fiscal year), and (iii) such other information with respect to the Company so as to enable Parent to deliver to the Financing Sources a customary preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum that is suitable for use in a customary high yield road show relating to the Debt Securities (as defined in the Financing Letter) that contains all Company financial statements (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accountants for the Company, as provided in Statement on Auditing Standards No. 100) and so as to enable Parent to prepare all appropriate pro forma financial statements prepared in accordance with U.S. GAAP and prepared in accordance with Regulation S X under the Securities Act of 1933, as amended), and all other Company data (including selected financial data) that the Securities and Exchange Commission would require in a registered offering of the Debt Securities or that would be necessary for the Financing Sources to receive customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering of the Debt Securities.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Second Request” shall mean any request for additional information or documentary material issued by a Governmental Authority pursuant to 15 U.S.C. Section 18a(e).

“Securities Act” means the Securities Act of 1933.

“Senior Convertible Notes” means, collectively, (a) the 3.125% Senior Convertible Notes Due 2014, issued pursuant to the Indenture, dated as of June 27, 2007, among the Company, as issuer, U.S. Bank National Association, as trustee, and certain Subsidiaries of the Company, as guarantors, and (b) the 3.375% Senior Convertible Notes Due 2016, issued pursuant to the Indenture, dated as of June 27, 2007, among the Company, as issuer, U.S. Bank National Association, as trustee, and certain Subsidiaries of the Company, as guarantors.

“Senior Convertible Notes Hedges” means, collectively, the two (2) Confirmations of OTC Convertible Note Hedge, each dated June 21, 2007, between Merrill Lynch International and the Company.

“Senior Notes” means the 6.50% Senior Notes due 2019, issued pursuant to the Indenture dated as of April 18, 2011, among the Company as issuer, U.S. Bank National Association, as trustee, and certain Subsidiaries of the Company as guarantors.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is directly or indirectly controlled by such Person.

“Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Tax authority, including any schedule or attachment thereto or any amendment thereof.

“Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, and (b) any liability for or in respect of any amounts described in clause (a) by reason of a tax sharing agreement, as a result of having filed any Tax Return on a combined, consolidated, unitary, affiliated or similar basis or as a transferee or a successor by operation of law.

(b) Certain terms are defined in, and rules of interpretation and construction are set forth in, Section 9.09. In addition, the following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

2012 Balance Sheet	§ 3.07(c)
Acceptable Confidentiality Agreement	§ 6.04(b)
Action	§ 3.09
Additional Per Share Consideration	§ 2.01(b)
Adverse Recommendation Change	§ 6.04(d)
Adverse Recommendation Change Notice	§ 6.04(d)
Affiliate Transaction	§ 3.22
Agreement	Preamble
Alternative Financing	§ 6.08(d)

Blue Sky Laws	§ 3.05(b)
Certificates of Merger	§ 1.03
Certificates	§ 2.02(b)
Class A Common Share	§ 2.01(a)
Class B Common Share	§ 2.01(a)
Class A Common Stock	§ 3.03(a)
Class B Common Stock	§ 3.03(a)
Closing	§ 1.02
Closing Date	§ 1.02
Code	§ 2.08
Company	Preamble
Company Board	Recitals
Company Common Stock	§ 3.03(a)
Company Intellectual Property	§ 3.13
Company Licensed Intellectual Property	§ 3.13
Company Owned Intellectual Property	§ 3.13
Company Permits	§ 3.06(b)
Company Preferred Stock	§ 3.03(a)
Company Recommendation	§ 6.01(b)
Company Restricted Stock	§ 2.05
Company SEC Reports	§ 3.07(a)
Company Shareholder Approval	§ 3.21(b)
Company Shareholders’ Meeting	§ 6.02
Company Stock Awards	§ 3.03(a)
Company Stock Option	§ 2.04
Compensation Merger Consideration	§ 2.02(a)
Competing Transaction	§ 6.04(g)
Confidentiality Agreement	§ 6.03(b)
Consent/Tender Offers	§ 6.08(g)
D&O Insurance	§ 6.06(b)
DGCL	§ Recitals
Dissenting Shares	§ 2.07(a)
Divestiture Action	§ 6.09(b)
Effective Time	§ 1.03
ERISA	§ 3.10(a)
Escrow Agent	§ 8.03(d)
ESPP	§ 2.06
Exchange Fund	§ 2.02(a)
Expenses	§ 8.03(a)
Extended Outside Date	§ 8.01(b)
FBS	Recitals
Financing	§ 4.04(a)
Financing Agreements	§ 6.08(a)
Financing Commitments	§ 4.04(a)
Financing Letter	§ 4.04(a)
Financing Sources	§ 4.04(a)

GAAP	§ 3.07(b)
HSR Act	§ 3.05(b)
Indemnified Party	§ 6.06(a)
Intervening Event	§ 6.04(h)
Investments	§ 3.17(b)
LBCL	Recitals
Lease Documents	§ 3.12(b)
Leased Real Property	§ 3.12(b)
Material Contracts	§ 3.16(a)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
NASDAQ	§ 3.05(b)
Notice of Intervening Event	§ 6.04(i)(i)
NYSE	§ 3.05(b)
Offering Documents	§ 6.08(f)
Outside Date	§ 8.01(b)
Owned Real Property	§ 3.12(a)
Parent	Preamble
Parent Termination Fee	§ 8.03(c)
Paying Agent	§ 2.02(a)
Plans	§ 3.10(a)
Preneed Agreements	§ 3.17(a)
Proposed Refinancing	§ 4.04(a)
Proxy Statement	§ 6.01(a)
Real Property	§ 3.12(b)
Representatives	§ 6.04(a)
Restraint	§ 7.01(b)
Retention Plan	§ 3.10(e)
Scheduled Indebtedness	§ 4.04(a)
SEC	Art. III
Service Provider	§ 3.10(a)
Share	§ 2.01(a)
Shareholders	Recitals
Significant Competing Transaction	§ 6.04(i)
Special Committee	Recitals
Superior Proposal	§ 6.04(j)
Superior Proposal Agreement	§ 6.04(d)
Surviving Corporation	§ 1.01
Takeover Law	§ 3.21(c)
Termination Fee	§ 8.03(b)
Ticking Fee Period	§ 2.01(b)
Transactions	Recitals
Uncertificated Shares	§ 2.02(b)
Voting Agreement	Recitals

SECTION 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05 Entire Agreement; Assignment. This Agreement (including all Exhibits and Schedules attached hereto) and the Confidentiality Agreement referenced in Section 6.03(b) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. The parties acknowledge that Parent has, concurrent with the execution and delivery of the Agreement, entered into the Voting Agreement with the Shareholders named therein. This Agreement shall not be assigned, in whole or in part, by operation of Law or otherwise without the express written consent of the non-assigning party or parties and any attempted assignment without such consent shall be null and void; provided, however, that Parent and Merger Sub may assign all or any of their respective rights and obligations hereunder to any Affiliate of Parent; provided, however, that no such assignment shall relieve Parent or Merger Sub of their respective obligations hereunder if such assignee does not perform such obligations.

SECTION 9.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) Section 6.06, which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons, (ii) the right of the Company’s shareholders to receive the Merger Consideration pursuant to this Agreement and the Certificate of Merger after the Effective Time and the right of holders of Company Stock Options, shares of Restricted Stock, and other equity awards to receive the consideration to which they are entitled pursuant to this Agreement after the Effective Time, in each case a claim for which may be brought by such holders only after the Effective Time, and (iii) Sections 8.02, 8.04, 8.05, 9.06, 9.07, 9.11 and 9.12, which are intended to be for the benefit of each Financing Source and may be enforced by such persons. By way of amplification and not limitation, and notwithstanding Section 9.08(b), it is agreed that neither this provision nor any other provision in this Agreement shall provide any of the Company’s shareholders (or any party acting on their behalf) the ability to seek (whether in its capacity as a shareholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company) prior to the Effective Time the enforcement of, or directly seek any remedies pursuant to, this Agreement, or otherwise create prior to the Effective Time any rights in the Company’s shareholders under this Agreement or otherwise, including against the Company or its directors, officers, agents or advisors, under any theory of Law or equity, including under the applicable Laws of agency or the Laws relating to the rights and obligations of third-party beneficiaries. For avoidance of doubt as to the parties’ intent, the determination of whether and how to terminate, amend, make any waiver or consent under, or enforce this Agreement prior to the Effective Time, and whether and how (if applicable) to distribute any damages award to the Company prior to the Effective Time, shall exclusively belong to the Company (acting expressly through its board of directors) in its sole discretion.

SECTION 9.07 Governing Law; Exclusive Forum. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State (other than those provisions set forth herein that are required to be governed by the LBCL). All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the United States District Court for the District of Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Each of the parties hereto agrees that (i) it will not bring or support any Person in bringing, and will not permit any of its Affiliates to bring or support any Person in bringing, any Action involving any Financing Source or any of its Representatives arising out of or relating to the Transactions, the Financing, this Agreement, the Financing Letter, the accompanying fee letter or any definitive agreement in respect of the Financing or the performance hereof and thereof in any forum other than the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware and (ii) the provisions of Section 9.11 relating to the waiver of jury trial shall apply to any such Action.

SECTION 9.08 Specific Performance; Damages.

(a) The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (i) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the parties hereto to consummate the Merger in accordance with Section 1.02) without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, (ii) except as specifically set forth in Section 8.03, the provisions set forth in Section 8.03 shall not be construed to limit, diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific enforcement is the remedy preferred by the parties, is an integral part of the transactions contemplated by this Agreement, and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to consummate the Merger shall be subject to the requirements that (A) all conditions in Section 7.01 and 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing is required to occur pursuant to Section 1.02, (B) the Financing has been funded in accordance with the terms of the Financing Letter (or any Alternative Financing) or will be funded in accordance with the terms thereof at the Closing, and (C) the Company has irrevocably confirmed that if the Financing is funded, then it would take such actions that are within its control to cause the Closing to occur. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (1) the other parties hereto have an adequate remedy at Law or (2) an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Without limiting the foregoing, each of the Company, Parent and Merger Sub acknowledges that in the event of any knowing and intentional breach of this Agreement (i) by Parent or Merger Sub, the damages incurred by the Company for purposes of determining any remedy at law or equity available to the Company under this Agreement could include, to the extent proven, the damages incurred by the Company’s shareholders as a result of such shareholders’ failure to receive the benefit of the consideration negotiated by the Company on their behalf as set forth in this Agreement or (ii) by the Company resulting in the non-consummation of the Merger, the damages incurred by Parent for purposes of determining any remedy at law or equity available to Parent under this Agreement could include, to the extent proven, damages based on the synergies and other benefits that would have accrued to Parent as a result of the Merger. In the event a court of competent jurisdiction determines in a final, non-appealable judgment that a knowing and intentional breach of this Agreement by Parent or Merger Sub caused the failure of the Merger to be consummated in accordance with the terms of this Agreement, the parties agree that the minimum amount of damages incurred by the Company under this Agreement shall be $100.0 million (which amount shall be reduced by any amounts paid to the Company pursuant to Sections 8.03(c) and (d)).

SECTION 9.09 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) when a reference is made to a Law, such reference means any such Law, as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time, including the rules and regulations promulgated thereunder;

(h) references to a Person are also to its successors and permitted assigns;

(i) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars;

(j) “knowing and intentional breach” shall mean, with respect to any representation, warranty, covenant or agreement, a deliberate act or deliberate failure to act, which act or failure to act constitutes in and of itself a breach of the agreement, regardless of whether breaching was the conscious object of the act or failure to act; and

(k) it shall be presumed that each of the parties hereto participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement.

SECTION 9.10 Counterparts. This Agreement may be executed and delivered (including by email delivery of an executed document in PDF form) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.11 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR

HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT AND THE FINANCING SOURCES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12 Non-Recourse to Lenders. The Company covenants and agrees that, except for its right to require Parent to proceed against Financing Sources provided in Section 6.08(a), it shall not institute, and shall cause its Affiliates not to institute, any Action (whether based in contract, tort, fraud, strict liability, other Laws or otherwise) arising out of or relating to the Transactions, the Financing, this Agreement, the Financing Letter, the accompanying fee letter or any definitive agreement in respect of the Financing or the performance hereof and thereof against any Financing Source and that no Financing Source shall have any liability or obligations (whether based in contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, any of its Affiliates or any of their respective successors, heirs or representatives arising out of or relating to the Transactions, the Financing, this Agreement, the Financing Letter, the accompanying fee letter or any definitive agreement in respect of the Financing or the performance hereof and thereof. Except as provided in Section 9.06, any Action based upon, arising out of, or related to this Agreement or any agreement, document or instrument contemplated hereby may only be brought against Persons that are expressly named, respectively, as parties hereto or thereto, and then only with respect to the specific obligations set forth herein or therein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SERVICE CORPORATION INTERNATIONAL

By	/s/ Thomas L. Ryan
Name:	Thomas L. Ryan
Title:	President and Chief Executive Officer

RIO ACQUISITION CORP.

By	/s/ Lori E. Spilde
Name:	Lori E. Spilde
Title:	Vice President

STEWART ENTERPRISES, INC.

By	/s/ Thomas M. Kitchen
Name:	Thomas M. Kitchen
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger